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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         TEXTRON FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               05-6008768
  (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)

       40 WESTMINSTER STREET
           P.O. BOX 6687
      PROVIDENCE, RHODE ISLAND                       02940-6687
  (ADDRESS OF PRINCIPAL EXECUTIVE                    (ZIP CODE)
              OFFICES)

    REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (401) 621-4200

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

        TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED                EACH CLASS IS TO BE REGISTERED
------------------------------------    ------------------------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g)OF THE ACT:

                        COMMON STOCK, $100.00 PAR VALUE
                                (TITLE OF CLASS)

     REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION I 1(a) AND
(b) OF FORM 10-K AND IS THEREFORE FILING THIS FORM WITH THE REDUCED DISCLOSURE FORMAT.

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                               TABLE OF CONTENTS

Item 1.   Business....................................................     1
Item 2.   Financial Information.......................................    11
Item 3.   Properties..................................................    13
Item 4.   Security Ownership of Certain Beneficial Owners and
          Management..................................................    13
Item 5.   Directors and Executive Officers............................    13
Item 6.   Executive Compensation......................................    14
Item 7.   Certain Relationships and Related Transactions..............    15
Item 8.   Legal Proceedings...........................................    15
Item 9.   Market Price of and Dividends on the Registrant's Common
          Equity and Related Stockholder Matters......................    15
Item 10.  Recent Sales of Unregistered Securities.....................    15
Item 11.  Description of Registrant's Securities to be Registered.....    15
Item 12.  Indemnification of Officers and Directors...................    15
Item 13.  Financial Statements and Supplementary Data.................    16
Item 14.  Changes in and Disagreements with Accountants and Financial
          Disclosure..................................................    51
Item 15.  Financial Statements and Exhibits...........................    51

ITEM 1.  BUSINESS

GENERAL DEVELOPMENT OF BUSINESS

  General

     Textron Financial Corporation (together with its consolidated subsidiaries called the "Corporation," the "Company" or "TFC," unless the context otherwise requires) was incorporated on February 5, 1962, in the State of Delaware. TFC is a diversified commercial finance company with operations in three active segments: (1) term loans and leases, (2) revolving credit, and (3) specialty finance. Term lending and leasing activity is focused in aircraft, equipment and golf finance. Revolving credit products consist primarily of dealer inventory finance, factoring, and working capital loans. Specialty finance operations include broadcast media finance, franchise finance, resort receivables finance and structured investment grade transactions. TFC's other financial services and products include transaction syndication, equipment appraisal and management, portfolio servicing and insurance brokerage.

     Since TFC's inception, all of its stock has been owned by Textron Inc. ("Textron"), a $10 billion global, multi-industry company with market-leading operations in Aircraft, Automotive, Industrial and Finance. TFC was organized to finance the distribution of Textron products. However, the scope of the financial services offered by the Company has become progressively more diversified. As of June 30, 1999, 26% of TFC's managed finance receivables were related to Textron products ("Textron-related receivables"). TFC has full recourse to Textron on approximately three-quarters of managed Textron-related receivables. For further information on TFC's relationship with Textron, see "Relationship with Textron" below.

     TFC's financing activities are confined almost exclusively to commercial markets and to lease and secured lending products. The Company's services are offered primarily in North America and, to a minor extent, in South America, Europe, and Australia. However, the Company does finance Textron products, principally Bell helicopters and Cessna aircraft, worldwide.

     TFC has approximately 26 offices nationwide, with division offices and operation centers in East Hartford, CT; Atlanta, GA; Portland, OR; Columbus, OH; King of Prussia, PA; Wichita, KS; Minneapolis, MN; Providence, RI; and Ft. Worth, TX. The Corporation's principal executive offices are located at 40 Westminster Street, Providence, RI 02903.

  Recent Acquisitions

     TFC has grown through a combination of internal expansion and selective acquisitions. These acquisitions have been, and future acquisitions will be, complementary to TFC's principal business segments. Acquired businesses must have meaningful transaction origination capabilities and credit standards compatible with TFC's, and, when integrated with TFC, must meet certain return on investment standards established by Textron. There have been five significant acquisitions by TFC within the last five years:

        DATE                       NAME               TYPE      ASSETS                BUSINESS
        ----           ----------------------------  ------  ------------  -------------------------------
February 1998          Systran Financial Services    Stock   $68 million   Factoring
December 1998          Business Leasing Group        Assets  $186 million  Small Ticket Equipment Leasing
March 1999             Southern Capital Corporation  Assets  $53 million   Specialized Equipment Financing
July 1999              RFC Capital                   Stock   $65 million   Factoring
October 1999           Green Tree Financial          Assets  $432 million  Aircraft and Franchise Finance

     On September 23, 1999, the Company announced its intention to acquire a 100% ownership interest in Litchfield Financial Corporation ("Litchfield") for approximately $183 million in cash. Litchfield is a commercial finance company specializing in financing arrangements for vacation interval sales, land lot sales, and other receivables oriented transactions. This business model is intended to further TFC's objective of growing its timeshare interval finance portfolio, as well as its receivables based revolving credit businesses. Total managed assets involved in the transaction are about $550 million.

  Description of Business Segments and Operating Units

     TFC provides a wide range of leasing, financing and related services through the following four business segments:

     - Term Loans and Leases

     - Revolving Credit

     - Specialty Finance

     - Commercial Real Estate (inactive)

     In addition, TFC's Capital Markets Group and TBS Insurance Agency, Inc. provide support and ancillary products for most of TFC's operating units. The Capital Markets Group provides loan syndication, warehouse facilities and advisory services for TFC's operating units and their customers. TBS Insurance Agency, Inc. structures insurance programs and products for TFC's customers.

     For additional information regarding TFC's business segments, see below and
Note 14 to TFC's audited Consolidated Financial Statements and Note 9 to TFC's unaudited Condensed Consolidated Financial Statements included in Item 13 of this Form 10.

     Term Loans and Leases

     Aircraft Finance -- TFC provides financing to commercial users and, to a minor extent, consumer users of general aviation equipment. The Company finances new and used Bell helicopters and believes it is one of the largest helicopter financiers in the world. TFC's Cessna Finance Corporation subsidiary specializes in the financing of new and used Cessna business jets and single-engine piston aircraft. The Company also has expertise in financing a variety of other general aviation aircraft and equipment.

     Equipment Finance -- TFC finances an assortment of capital equipment through vendor-sponsored financing programs, and through direct solicitation of middle-market companies. Existing vendor programs promote the lease or purchase of automotive service and repair equipment, machine tools and other industrial equipment, and office automation equipment. Direct solicitation activity is concentrated in transportation, construction, printing, and manufacturing equipment. TFC is skilled in performing equipment appraisals, asset inspections and repossession and re-marketing of equipment. Through its Asset Control Services, Inc. operation, TFC offers these services to third parties.

     Golf Finance -- TFC provides term financing and leasing to golf course operators. The Company makes first mortgage loans for the construction, acquisition or refinancing of golf course facilities, and provides financing programs for the lease or purchase of E-Z-GO golf cars and Textron Turf Care equipment (including the Jacobsen, Ransomes, and Cushman product lines).

     The following table sets forth certain financial information regarding the various businesses included in the Term Loans and Leases segment for the periods indicated.

                                             SIX MONTHS ENDED          FOR THE YEARS ENDED
                                              JUNE 30, 1999        1998        1997        1996
                                             ----------------    --------    --------    --------
                                                                (IN THOUSANDS)
AIRCRAFT FINANCE
New business volume........................      $364,339        $787,863    $686,791    $547,472
Total finance assets.......................       940,773         882,609     818,838     866,163
Revenues...................................        47,012          94,021      95,832      93,021
Nonperforming assets.......................        13,825           4,806       6,501       8,626
Revenues as a percentage of total
  revenues.................................        23.56%          25.61%       27.36      28.43%
Ratio of net charge-offs (recoveries) to
  average finance assets (1)...............         0.02%         (0.14)%     (0.19)%       0.16%

                                             SIX MONTHS ENDED          FOR THE YEARS ENDED
                                              JUNE 30, 1999        1998        1997        1996
                                             ----------------    --------    --------    --------
                                                                (IN THOUSANDS)
EQUIPMENT FINANCE
New business volume........................      $256,628        $423,751    $378,371    $422,974
Total finance assets.......................       925,582         845,064     663,118     734,899
Revenues...................................        47,042          74,228      83,142      79,349
Nonperforming assets.......................        24,358          29,151      25,357      27,577
Revenues as a percentage of total
  revenues.................................        23.58%          20.22%      23.74%      24.25%
Ratio of net charge-offs (recoveries) to
  average finance assets (1)...............         1.31%           1.66%       1.86%       2.08%

GOLF FINANCE
New business volume........................      $155,938        $360,718    $255,034    $282,633
Total finance assets.......................       537,065         418,181     457,666     643,243
Revenues...................................        22,749          48,394      61,445      55,718
Nonperforming assets.......................            --              --       2,204         830
Revenues as a percentage of total
  revenues.................................        11.40%          13.18%      17.54%      17.03%
Ratio of net charge-offs (recoveries) to
  average finance assets (1)...............         0.01%           0.02%       0.05%       0.07%

---------------
(1) Annualized

     Revolving Credit

     Asset-Based Lending and Factoring -- TFC provides working capital loans to middle-market companies secured by accounts receivable, inventory and equipment. The Company also provides specialized financing and factoring products to the trucking and telephone service industries.

     Floorplan Finance -- TFC structures inventory finance programs for dealers and distributors of music, marine, portable spa, wood stove, lawn and garden, specialty trailer, and manufactured housing products. The Company also provides programs for E-Z-GO golf cars and Textron Turf Care equipment.

     The following table sets forth certain financial information regarding the various businesses included in the Revolving Credit segment for the periods indicated.

                                           SIX MONTHS ENDED           FOR THE YEARS ENDED
                                            JUNE 30, 1999         1998         1997        1996
                                           ----------------    ----------    --------    --------
                                                               (IN THOUSANDS)
ASSET BASED LENDING AND FACTORING
New business volume......................      $510,297        $  926,476    $200,399    $200,667
Total finance assets.....................       352,154           312,202     184,039     146,082
Revenues.................................        19,840            35,648      18,903      17,982
Nonperforming assets.....................            --                --          --          --
Revenues as a percentage of total
  revenues...............................         9.94%             9.71%       5.40%       5.49%
Ratio of net charge-offs (recoveries) to
  average finance assets (1).............         0.00%             0.05%       0.00%       0.55%

                                           SIX MONTHS ENDED           FOR THE YEARS ENDED
                                            JUNE 30, 1999         1998         1997        1996
                                           ----------------    ----------    --------    --------
                                                               (IN THOUSANDS)
FLOORPLAN FINANCE
New business volume......................      $570,570        $1,048,713    $814,652    $668,879
Total finance assets.....................       572,931           518,963     364,176     334,065
Revenues.................................        30,120            52,187      43,881      36,511
Nonperforming assets.....................         2,805             4,518       5,848       3,507
Revenues as a percentage of total
  revenues...............................        15.09%            14.21%      12.53%      11.16%
Ratio of net charge-offs (recoveries) to
  average finance assets (1).............         0.24%             0.32%       0.60%       0.32%

---------------
(1) Annualized

     Specialty Finance

     Structured Finance -- TFC manages an existing portfolio of leveraged leases, and selectively invests in new leveraged lease transactions. These transactions involve the long-term lease of real estate and equipment to investment grade lessees. TFC also participates in investment grade or near investment grade secured term and revolving structured credit facilities and equity investments.

     Resort Receivables -- TFC offers inventory and notes receivable financing to developers of vacation interval resorts. Acquisition and construction loans are also provided to resort developers. TBS Business Services, Inc., a subsidiary of TFC, provides portfolio servicing of vacation interval loan portfolios for resort developers.

     Franchise Finance -- The Company offers finance programs to franchisees of well-established franchise concepts for business acquisitions, new store packages, image enhancements, equipment upgrades, and debt refinancings. Loans are structured using both conventional and Small Business Administration ("SBA") products (i.e. government guaranteed loans), through Westminster Development Bank, a TFC subsidiary.

     Broadcast Media Finance -- TFC provides finance programs to broadcast media operators for station and equipment acquisitions. Loans are structured using both conventional and SBA products.

     The following table sets forth certain financial information regarding the various businesses included in the Specialty Finance segment for the periods indicated.

                                                SIX MONTHS
                                                  ENDED
                                                 JUNE 30,             FOR THE YEARS ENDED
                                                   1999           1998        1997        1996
                                                ----------      --------    --------    --------
                                                                 (IN THOUSANDS)
STRUCTURED FINANCE
New business volume...........................   $ 23,414       $ 24,274          --          --
Total finance assets..........................    363,301        341,481    $322,786    $317,770
Revenues......................................      9,628         19,867      15,143      16,115
Nonperforming assets..........................        801             --          --          --
Revenues as a percentage of total revenues....      4.83%          5.41%       4.32%       4.92%
Ratio of net charge-offs (recoveries) to
  average finance assets(1)...................    (0.01%)          0.00%       0.00%       0.00%
RESORT RECEIVABLES
New business volume...........................   $214,367       $392,832    $350,144    $155,607
Total finance assets..........................    325,850        336,995     306,145     160,452
Revenues......................................     19,716         39,121      28,298      19,616
Nonperforming assets..........................      9,297          9,883         924         973
Revenues as a percentage of total revenues....      9.88%         10.65%       8.08%       5.99%
Ratio of net charge-offs (recoveries) to
  average finance asset(1)....................      0.14%          0.02%     (0.01%)       0.00%

                                                SIX MONTHS
                                                  ENDED
                                                 JUNE 30,             FOR THE YEARS ENDED
                                                   1999           1998        1997        1996
                                                ----------      --------    --------    --------
                                                                 (IN THOUSANDS)
FRANCHISE FINANCE
New business volume...........................   $  7,356       $ 22,320    $  2,341          --
Total finance assets..........................     25,364         22,889       2,425          --
Revenues......................................      1,474            987         178          --
Nonperforming assets..........................         79            120          --          --
Revenues as a percentage of total revenues....      0.74%          0.27%       0.05%          --
Ratio of net charge-offs (recoveries) to
  average finance assets(1)...................      0.62%         (.06%)       0.45%          --
BROADCAST MEDIA FINANCE
New business volume...........................   $ 26,874       $ 21,905    $ 23,948    $  7,020
Total finance assets..........................     43,085         21,288      11,787       3,575
Revenues......................................      1,897          2,710       1,745         469
Nonperforming assets..........................         75             --          --          --
Revenues as a percentage of total revenues....      0.95%          0.74%       0.50%       0.14%
Ratio of net charge-offs (recoveries) to
  average finance assets(1)...................      0.00%          0.00%       0.10%       0.19%

---------------

(1) Annualized

  Commercial Real Estate

     In 1993, the Company ceased commercial real estate lending activities and began to orderly liquidate that portfolio. Commercial real estate mortgages were primarily secured by first priority liens, and were generally limited to 80% of the property's appraised market value. Properties financed were located in the U.S. and included the following types: hotel/motel, retail, recreational, office, warehouse, industrial, and residential apartments.

     The following table sets forth certain financial information regarding the Commercial Real Estate segment for the periods indicated.

                                                    SIX MONTHS
                                                      ENDED
                                                     JUNE 30,           FOR THE YEARS ENDED
                                                       1999          1998       1997       1996
                                                    ----------      -------    -------    ------
                                                                   (IN THOUSANDS)
COMMERCIAL REAL ESTATE
New business volume(2)...........................         --             --         --    $2,044
Total finance assets.............................    $14,087        $30,315    $49,661    94,266
Revenues.........................................         60            (1)      1,653     8,466
Nonperforming assets.............................     18,536         38,189     58,559    75,752
Revenues as a percentage of total revenues.......      0.03%          0.00%      0.47%     2.59%
Ratio of net charge-offs (recoveries) to average
  finance assets(1)..............................     14.16%         12.92%      7.25%     6.11%

---------------

(1) Annualized

(2) Represented funding commitments that existed prior to cessation of business activities or supplements to pre-existing loans.

COMPETITION

     The markets in which TFC operates are highly fragmented and extremely competitive. They are characterized by competitive factors that vary, to some extent, by product and geographic region. TFC's competitors include:

     - Commercial finance companies;

     - National and regional banks and thrift institutions;

     - Insurance companies;

     - Leasing companies; and

     - Finance operations of equipment vendors.

     Competition has intensified in recent years as the result of an improving economy, easier access to capital and a heightened awareness of the attractiveness of the commercial finance markets. The rapid expansion of securitization products has dramatically eased access to capital, breaking down a significant barrier to entry for new competitors.

     TFC competes primarily on the basis of pricing, terms, structure, and service. Competitors often seek to compete aggressively on the basis of these factors. The Company may lose market share to the extent that it is unwilling to match competitors' practices. To the extent that TFC matches these practices, the Company may experience decreased margins and/or increased risk of credit losses. Many of TFC's competitors are large companies that have substantial capital, technological and marketing resources. This has become increasingly the case given the recent surge in consolidation activity in the commercial finance industry. In some instances, TFC's competitors have access to capital at a lower cost than TFC.

RELATIONSHIP WITH TEXTRON

  General

     TFC derives a significant portion of its business from financing the sale and leasing of products sold by Textron. In 1998, 1997, and 1996, TFC paid Textron $980.4 million, $736.3 million and $662.9 million, respectively, for the purchase of finance assets. TFC recognized finance charge revenues directly from Textron and its affiliates (net of payments or reimbursements for interest charged at more or less than market rates) of $3.7 million in 1998, $0.1 million in 1997 and none in 1996.

     Textron and TFC utilize an inter-company account for the allocation of Textron overhead charges, and for the settlement of receivables purchases made by TFC from Textron and its affiliates. See Note 2 to TFC's audited Consolidated Financial Statements appearing in Item 13 of this Form 10.

  Agreements with Textron

     TFC and Textron are parties to several agreements which govern different aspects of the TFC-Textron relationship. They are described below.

     Receivables Purchase Agreement -- Under a Receivables Purchase Agreement with Textron, TFC has recourse to Textron with respect to most finance receivables and leases relating to products manufactured and sold by Textron. Under the Receivables Purchase Agreement, Textron also makes available to TFC a line of credit of up to $100 million for junior subordinated borrowings at the prime interest rate.

     Support Agreement with Textron -- Under the Support Agreement with Textron dated as of May 25, 1994, Textron is required to pay to TFC, quarterly, an amount sufficient to provide that TFC's pre-tax earnings, before extraordinary items and fixed charges (including interest on indebtedness and amortization of debt discount, "fixed charges"), will not be less than 125% of the Company's fixed charges. No such payments under the Support Agreement were required for the six months ended June 30, 1999, or for the years ended 1998, 1997, 1996, 1995, or 1994, when TFC's fixed-charge coverage ratios (as defined) were 166%, 173%, 171%, 165%, 160%, and 172%, respectively. Textron has also agreed to maintain TFC's consolidated shareholder's equity at an amount not less than $200 million. Pursuant to the terms of the Support Agreement, Textron is required to directly or indirectly own 100% of TFC's common stock. The Support Agreement also contains a third party beneficiary provision entitling TFC's creditors to enforce its provisions against Textron.

     Tax Sharing Agreement with Textron -- Under a Tax Sharing Agreement with Textron, Textron has agreed to loan to TFC, on a junior subordinated interest-free basis, an amount equal to the deferred income tax liability of Textron attributable to the manufacturing profit not yet recognized for tax purposes on products manufactured by Textron and financed by TFC. Borrowings under this arrangement are reflected in amounts due to Textron in TFC's Consolidated Balance Sheet.

     TFC's revenues and expenses are included in the consolidated Federal tax return of Textron. TFC files most of its State income tax returns on a separate basis. TFC is allocated Federal tax benefits and charges on the basis of statutory U.S. tax rates applied to the Company's taxable income or loss included in the consolidated returns. The benefits of general business credits, foreign tax credits and any other tax credits are utilized in computing current tax liability. TFC is paid for tax benefits generated and utilized in Textron's consolidated federal and state income tax returns, whether or not TFC would have been able to utilize these benefits on a separate tax return. Income tax liabilities are settled on a quarterly basis.

REGULATIONS

  Small Business Act

     SBA loans made by TFC are governed by the Small Business Act and the Small Business Investment Act of 1958, as amended, and may also be subject to State regulations respecting commercial transactions generally. These Federal and State statutes and regulations specify the types of loans and loan amounts which are eligible for the SBA's guarantee, as well as the servicing requirements imposed on the lender to maintain the effectiveness of the SBA guarantees.

  Other

     TFC's activities are subject, in certain instances, to supervision and regulation by State and Federal governmental authorities. These activities may also be subject to various laws, including consumer finance laws in some instances, and judicial and administrative decisions imposing various requirements and restrictions, which, among other things:

     - Regulate credit granting activities;

     - Establish maximum interest rates, finance charges and other charges;

     - Require disclosures to customers;

     - Govern secured transactions;

     - Affect insurance brokerage activities; and

     - Set collection, foreclosure, repossession and claims handling procedures and other trade practices.

     Although most states do not intensely regulate commercial finance activity, many states impose limitations on interest rates and other charges, and prohibit certain collection and recovery practices. They may also require licensing of lenders or lessors, and specific disclosure of certain contract terms. TFC is also required to comply with certain provisions of the Equal Credit Opportunity Act. The Company is also subject to regulation in those foreign countries in which it has operations.

     Existing statutes and regulations have not had a material adverse effect on the Company's business. However, it is not possible to forecast the nature of future legislation, regulations, judicial decisions, orders or interpretations, or their impact upon TFC's future business, financial condition, results of operations or prospects.

EMPLOYEES

     As of June 30, 1999, TFC had 862 employees. The Company is not subject to any collective bargaining agreements.

RISK MANAGEMENT

     TFC's business activities contain various elements of risk. The Company considers the principal types of risk to be:

     - Credit risk;

     - Asset/liability risk (including interest rate and foreign exchange risk); and

     - Liquidity risk.

     Proper management of these risks is essential to maintaining profitability. Accordingly, the Company has designed its risk management systems and procedures to identify and quantify these risks. TFC has established appropriate policies and sets prudent limits in these areas. The Company's management of these risks, and its compliance with policies and limits, is continuously monitored by means of administrative and information systems.

  Credit Risk Management

     TFC manages credit risk through:

     - Underwriting procedures;

     - Centralized approval of individual transactions exceeding certain dollar limits; and

     - Active portfolio and account management.

     The Company has developed underwriting procedures for each operating unit that assesses a prospective borrower's ability to perform in accordance with proposed loan terms. These procedures include:

     - Analyzing business or property cash flows and collateral values;

     - Performing financing sensitivity analyses; and

     - Assessing potential exit strategies.

     Certain receivables transactions are originated with the intent of fully or partially selling them. This strategy provides an additional tool to manage credit risk.

     TFC has developed a tiered credit approval system which allows certain transaction types and dollar amounts to be approved at the operating unit level. The delegation of credit authority is done under strict policy guidelines. TFC business units are also subject to semi-annual audits by TFC's Corporate Investment Control Department.

     Depending on transaction size and complexity, transactions outside of operating unit authority require the approval of a Group Investment Control officer, the Executive Vice President and Chief Operating Officer, the Senior Vice President and Chief Credit Officer, the Chairman, President and Chief Executive Officer and/or TFC's Credit Committee, which is comprised of its Chairman, President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Senior Vice President and Chief Credit Officer, Senior Vice President and Chief Financial Officer, and Senior Vice President, General Counsel and Secretary.

     The Company controls the credit risk associated with its portfolio by limiting transaction sizes, as well as diversifying transactions by: (1) industry, (2) geographic area, (3) property type and (4) borrower. Through these practices, TFC identifies and limits exposure to unfavorable risks and seeks favorable financing opportunities. Management reviews receivable aging trends and watch list reports, and conducts regular business reviews, in order to monitor portfolio performance.

     Geographic Concentration -- TFC continuously monitors its portfolio to avoid any undue geographic concentration in any region of the U.S. or in any foreign country. The largest concentration of domestic receivables was in the Southeastern U.S., representing 25% of TFC's total owned and securitized portfolio at June 30, 1999. International receivables are mostly generated in support of Textron product sales. At June 30, 1999, international receivables represented 11% of TFC's total owned and securitized portfolio, with no single country representing more than 6%.

  Asset/Liability Risk Management

     The Company continuously measures and quantifies: (1) interest rate risk,
(2) foreign exchange risk, and (3) liquidity risk, in each case taking into account the effect of derivatives hedging activity. TFC uses derivatives as an integral part of its asset/liability management program, in order to reduce:

     - Interest rate exposure arising from mismatches between assets and liabilities; and

     - Foreign currency exposure arising from changes in exchange rates.

     The Company does not use derivative products for the purpose of generating earnings from changes in market conditions. Before entering into a derivative transaction, the Company determines that a high correlation exists between the change in value of the hedged transaction and the value of the derivative. When TFC executes a transaction, it designates the derivative to specific debt. The risk that a derivative will become an ineffective hedge is generally limited to the possibility that an asset being hedged will prepay before the related derivative matures. Accordingly, after the inception of a hedge transaction, TFC monitors the effectiveness of derivatives through an ongoing review of the amounts and maturities of assets, liabilities and swap positions. This information is reviewed by TFC's Treasurer and its Chief Financial Officer so that appropriate remedial action can be taken, as necessary.

     TFC carefully manages exposure to counterparty risk in connection with its derivatives transactions. In general, the Company limits its transactions to counterparties having ratings of at least "A" by Standard & Poors Rating Service, or "A2" by Moody's Investor Service. Total notional counterparty exposure is limited to $500 million. This maximum notional exposure equates to approximately $15 million of potential credit exposure (within two standard deviations of probability) for the types of derivative transactions typically entered into by TFC (e.g. interest rate swaps, basis swaps, and short-term currency swaps and forward contracts).

     Interest Rate Risk Management -- TFC manages interest rate risk by monitoring the duration and interest rate sensitivity of its assets, and by incurring liabilities (either directly or synthetically with derivatives) having a similar duration and interest sensitivity profile. TFC's internal policies limit the aggregate mismatch of interest sensitive assets and liabilities to 10% of total assets.

     From a quantitative perspective, TFC assesses its exposure to interest rate changes using an analysis that measures the potential loss in net income, over a 12 month period, resulting from a hypothetical increase in interest rates of 100 basis points across all maturities occurring at the outset of the measurement period (sometimes referred to as a "shock test"). The Company also assumes in its analysis that: prospective receivables additions will be perfectly match funded, existing portfolio will not prepay, and all other relevant factors will remain constant. Applying this "shock test" model to TFC's asset and liability position as of June 30, 1999, the Company's net income for the following 12-month period would be reduced by approximately $1.9 million.

     Foreign Exchange Risk Management -- A small portion of the finance assets owned by TFC are located outside of the United States. These receivables are generally in support of Textron's overseas product sales and are predominantly denominated in U.S. dollars. TFC presently has foreign currency receivables denominated in Canadian and Australian dollars. In order to minimize the effect of fluctuations in foreign currency exchange rates in TFC's financial results, the Company enters into forward exchange contracts, on a monthly basis, in amounts sufficient to hedge TFC's total asset exposure. As a result, TFC has no material exposure to changes in foreign currency exchange rates.

  Liquidity Risk Management

     The Company uses cash to fund asset growth and to meet debt obligations and other commitments. TFC's primary sources of funds are:

     - commercial paper borrowings;

     - issuances of medium-term notes and other term debt securities; and

     - syndication, securitization or sale of receivables.

     All commercial paper borrowings are fully backed by committed bank lines, providing liquidity in the event of capital market dislocation. The Company generally maintains less than 50% of debt obligations in commercial paper and short-term debt. If the Company is unable to access these markets on acceptable terms, it can draw on its bank credit facilities and use cash flow from operations and portfolio liquidations to satisfy its liquidity needs. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," included in Item 13, for further information concerning TFC's liquidity risk management.

PORTFOLIO QUALITY

     The performance of TFC's portfolio reflects the Company's rigorous credit approval process and disciplined portfolio management. As of June 30, 1999, nonperforming assets were $69.8 million, or 1.7% of finance assets, improved from $86.7 million, or 2.3% of finance assets at the end of 1998. Much of the improvement in portfolio performance is a consequence of the liquidation of TFC's commercial real estate portfolio. TFC's performance is comfortably within its target range for nonperforming assets of 2% to 4% of finance assets.

     The following table presents information about the credit quality of the Company's portfolio:

                                               SIX MONTHS
                                                  ENDED
                                                JUNE 30,                 FOR THE YEARS ENDED
                                                  1999         1998    1997     1996     1995     1994
                                               -----------    ------   -----   ------   ------   ------
                                                                (IN MILLIONS)
NONPERFORMING ASSETS
     Non-accrual loans.......................    $ 53.5       $ 69.9   $85.6   $ 91.2   $ 98.7   $100.3
     Real estate owned.......................       7.3         11.6    10.6     17.9     27.1     29.4
     Repossessed assets......................       9.0          5.2     3.2      8.2      1.6      6.6
                                                 ------       ------   -----   ------   ------   ------
          Total nonperforming assets.........    $ 69.8       $ 86.7   $99.4   $117.3   $127.4   $136.3
                                                 ======       ======   =====   ======   ======   ======
Ratio of nonperforming receivables to total
  receivables................................      1.8%         2.4%    3.2%     3.7%     4.3%     4.9%
Ratio of nonperforming assets to total
  finance assets.............................      1.7%         2.3%    3.1%     3.6%     4.1%     4.7%
ALLOWANCE FOR LOSSES
Allowance for losses of receivables..........    $ 85.7       $ 83.9   $77.4   $ 74.8   $ 74.8   $ 70.0
Ratio of allowance for losses on receivable
  to receivables.............................      2.1%         2.3%    2.5%     2.4%     2.5%     2.5%
Ratio of allowances for losses on receivables
  to net charge-offs.........................      4.8x(1)      5.1x    4.0x     2.8x     3.3x     2.5x
Ratio of allowance for losses on receivables
  to nonperforming receivables...............    122.8%        96.8%   77.9%    63.8%    58.7%    51.4%

---------------

(1) Annualized

  Nonperforming Assets

     Nonperforming assets include nonaccrual finance receivables and repossessed assets. TFC classifies receivables as nonaccrual, and suspends the recognition of earnings, when accounts are contractually delinquent by more than three months, unless collection of principal and interest is not doubtful. In addition, earlier suspension may occur if TFC has significant doubt about the ability of the obligor to meet current contractual terms. Doubt may be created by: (1) payment delinquency, (2) reduction in the obligor's cash flows, (3) deterioration in the loan to collateral value relationship, or (4) other relevant considerations. The table below shows nonperforming assets by business segment:

                                                                             YEARS ENDED
                                                           JUNE 30,    ------------------------
                                                             1999      1998     1997      1996
                                                           --------    -----    -----    ------
                                                                      (IN MILLIONS)
NONPERFORMING ASSETS BY SEGMENT
     Term loans and leases...............................   $38.2      $34.0    $34.1    $ 37.0
     Revolving credit....................................     2.8        4.5      5.8       3.5
     Specialty finance...................................    10.3       10.0       .9       1.0
     Commercial real estate..............................    18.5       38.2     58.6      75.8
                                                            -----      -----    -----    ------
          Total nonperforming assets.....................   $69.8      $86.7    $99.4    $117.3
                                                            =====      =====    =====    ======

     The above table does not include captive receivables with recourse to Textron. Captive receivables with recourse that were 90 days or more delinquent amounted to 12.9%, 10.9%, 9.7%, and 10.1% of recourse captive finance receivables at June 30, 1999 and years ended 1998, 1997, and 1996, respectively. TFC recognizes revenues on such delinquent accounts. Such revenues were approximately $3.3 million, $5.8 million, $7.9 million, and $6.9 million for the six months ended June 30, 1999, and years ended 1998, 1997, and 1996, respectively.

  Delinquent Earning Accounts and Loan Modifications

     TFC does not have any earning accounts that are 90 days or more delinquent, with the exception of captive receivables described above. Loans that are modified are not returned to accruing status until six months of timely payments have been received, or TFC otherwise deems that full collection of principal and interest is not doubtful.

  Allowance for Losses

     The allowance for losses on receivables is available to absorb losses in the entire portfolio. TFC establishes this allowance through direct charges to income. Losses are charged to the allowance when all or a portion of a receivable is considered to be uncollectible. The Company reviews the allowance periodically, and adjusts it in response to: (1) the size and loss experience of the overall portfolio, (2) current economic conditions, and (3) the collectibility and workout potential of identified nonperforming accounts. Finance receivables are written down to the fair value of the related collateral (less estimated cost to sell) when the collateral is repossessed or when no payment has been received for six months. If the fair market value of repossessed assets declines after the time of repossession, TFC records a writedown to reflect this reduction in value.

ITEM 2.  FINANCIAL INFORMATION

     The results of TFC's operations and balance sheet data for each of the years in the three-year period ended January 2, 1999, and as of January 2, 1999, January 3, 1998, and December 28, 1996, respectively, were derived from TFC's audited Consolidated Financial Statements, and the notes thereto, which appear elsewhere in this Form 10. The results of operations and balance sheet data for each of the years in the two-year period ended December 30, 1995, and as of December 30, 1995, and December 31, 1994, respectively, were derived from TFC's audited Consolidated Financial Statements, and the notes thereto, which are not presented herein. The results of operations and balance sheet data for the six months ended

June 30, 1999 and 1998 were derived from TFC's unaudited Condensed Consolidated Financial Statements, and Notes thereto, appearing in Item 13 of this Form 10. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and TFC's audited Consolidated Financial Statements and unaudited Condensed Consolidated Financial Statements.

                                 AT OR FOR THE SIX MONTHS ENDED                     AT OR FOR THE YEARS ENDED(1)
       ($ IN THOUSANDS)          JUNE 30, 1999    JUNE 30, 1998       1998         1997         1996         1995         1994
       ----------------          --------------   --------------   ----------   ----------   ----------   ----------   ----------
RESULTS OF OPERATIONS
Finance charges and
  discounts....................    $  168,739       $  146,694     $  297,091   $  290,943   $  281,830   $  271,580   $  237,634
Rental revenues on operating
  leases.......................         8,136            8,645         17,181       18,664       19,071       20,859       20,841
Other income...................        22,663           20,921         52,890       40,613       26,346       18,777       18,692
Net income.....................        34,417           31,622         69,576       67,741       58,339       54,447       51,141
BALANCE SHEET DATA
Total finance receivables......    $3,988,590       $3,256,738     $3,611,397   $3,069,123   $3,172,824   $2,967,569   $2,786,891
Reserve for losses.............        85,687           78,676         83,887       77,394       74,824       74,769       69,981
Operating lease equipment,
  net..........................       111,602          122,874        118,590      111,518      127,691      124,728      136,135
Total assets...................     4,165,020        3,395,195      3,784,538    3,177,965    3,269,141    3,060,521    2,910,841
Commercial paper & short-term
  debt.........................     1,233,693        1,110,641      1,424,872    1,073,665    1,014,613    1,009,761      940,371
Long-term senior notes.........     1,917,486        1,354,931      1,403,958    1,290,903    1,426,783    1,170,650    1,127,517
Deferred income taxes..........       330,118          307,744        321,521      319,293      315,366      302,741      293,532
Shareholders equity............       496,469          439,598        472,452      405,876      411,715      382,476      354,629
External debt to shareholder's
  equity.......................         6.35x            5.61x          5.99x        5.83x        5.93x        5.95x        6.09x
SELECTED DATA AND RATIOS
PROFITABILITY
Net interest margin as a
  percentage of average net
  investment(2)................         6.30%            6.62%          6.88%        6.51%        6.15%        5.98%        6.32%
Return on equity...............         14.3%            15.0%          16.2%        16.8%        14.8%        14.8%        15.0%
Return on average assets(3)....         1.73%            1.91%          2.06%        2.07%        1.84%        1.82%        1.85%
Ratio of earnings to fixed
  charges......................         1.65x            1.67x          1.72x        1.70x        1.65x        1.60x        1.72x
Salaries and administrative
  expenses as a percentage of
  average managed
  receivables(4)...............         1.78%            1.71%          1.73%        1.54%        1.65%        1.59%        1.66%
CREDIT QUALITY
60+ days contractual
  delinquency as a percentage
  of finance receivables(5)....         1.26%            0.93%          0.87%        0.86%        0.75%        2.52%        0.93%
Nonperforming assets as a % of
  finance assets...............         1.74%            2.73%           2.3%         3.1%         3.6%         4.1%         4.7%
Reserves for losses as a
  percentage of finance
  receivables..................          2.1%             2.4%           2.3%         2.5%         2.4%         2.5%         2.5%

---------------

(1) TFC's year-end dates conform with Textron's year-end which falls on the nearest Saturday to December 31st. All interim periods are calendar month end.

(2) Represents revenues earned less interest expense on borrowings as a percentage of average finance assets. Average finance assets include finance receivables plus operating leases.

(3) Average assets include finance receivables less allowance for loan loss, operating leases and other assets. Investments in leveraged leases are not net of deferred taxes.

(4) Average managed receivables include owned receivables plus receivables serviced under securitizations, participations and third party portfolio servicing agreements.

(5) Delinquency excludes captive receivables with recourse to Textron. Captive receivables represent third party finance receivables originated in connection with the sale or lease of Textron manufactured products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations is located in Item 13.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Information about the potential effect of changes in interest rates and currency exchange rates on TFC's financial results is discussed in Item 1, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," found in Item 13.

ITEM 3.  PROPERTIES

     TFC leases office space from a Textron affiliate for its corporate headquarters at 40 Westminster Street, Providence, Rhode Island 02903. The Company leases other offices throughout the United States. For information concerning TFC's lease obligations, see Note 12 to TFC's audited Consolidated Financial Statements appearing elsewhere in this Form 10.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     All of the outstanding shares of common stock ($100.00 par value per share) of TFC are owned by Textron, whose principal executive offices are located at 40 Westminster Street, Providence, RI 02903. Textron possesses sole voting and investment power with respect to such shares of common stock. The directors and officers of TFC do not own any of TFC's common shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of TFC are as follows:

DIRECTORS

NAME                           AGE                                POSITION
----                           ---                                --------
Edward C. Arditte............  44    TFC Director since May of 1997. Vice President and Treasurer of
                                     Textron Inc. since 1997. Vice President Finance and Business
                                     Development, Textron Fastening Systems, from 1995 to 1997, and Vice
                                     President -- Communications and Risk Management of Textron Inc.
                                     from 1994 to 1995.
Lewis B. Campbell............  53    TFC Director since January of 1993. Chairman and Chief Executive
                                     Officer of Textron since 1999. President and Chief Executive
                                     Officer from 1998 to 1999. President and Chief Operating Officer of
                                     Textron Inc. from 1994 to 1998.
Stephen A. Giliotti..........  51    TFC Director since December of 1994. Chairman, President and Chief
                                     Executive Officer of TFC since 1999. President from 1995 to 1999.
                                     Executive Vice President and Chief Operating Officer from 1994 to
                                     1995.
John A. Janitz...............  56    TFC Director since May 1999. President and Chief Operating Officer of Textron Inc. since 1999. Chairman, President and Chief Executive
                                     Officer of Textron Automotive Company From 1996 to 1999. Executive
                                     Vice President, General Manager, Occupant Restraint, Seat Belt and
                                     Fasteners of TRW, Inc. from 1990 to 1996.
Wayne W. Juchatz.............  52    TFC Director since May of 1995. Executive Vice President and
                                     General Counsel of Textron Inc. since 1995. Executive Vice
                                     President, General Counsel and Secretary of RJ Reynolds Co. from
                                     1994 to 1995.

EXECUTIVE OFFICERS

NAME                           AGE                                POSITION
----                           ---                                --------
Stephen A. Giliotti..........  51    Chairman, President and Chief Executive Officer since 1999.
                                     Formerly, President from 1995 to 1999. Executive Vice President and
                                     Chief Operating Officer from 1994 to 1995.
Buell J. Carter..............  53    Executive Vice President and Chief Operating Officer since 1999.
                                     Formerly, Senior Vice President -- Operations from 1997 to 1999.
                                     Vice President, Division Manager, Asset Based Finance from 1991 to
                                     1997.
Andrew M. Chester............  45    Senior Vice President, Human Resources since 1998. Formerly, Vice
                                     President, Human Resources from 1989 to 1998.
Thomas J. Cullen.............  43    Senior Vice President and Chief Financial Officer since 1997.
                                     Senior Vice President, Finance from 1995 to 1997. Vice President, and Controller from 1992 to 1995.
O. Lewis Humphrey............  52    Senior Vice President and Chief Credit Officer since 1995.
                                     Formerly, Vice President, Corporate Investment Control from 1991 to
                                     1995.
John W. Mayers, Jr...........  45    Senior Vice President, Corporate Development since 1999. Formerly,
                                     Vice President, Risk Management and Insurance for Textron Inc. from
                                     1997 to 1999. Director, Risk Management and Insurance for Textron
                                     Inc. from 1993 to 1997.
Dan R. McCullough............  55    Senior Vice President, Operations since 1995. Formerly, Vice
                                     President Vendor Finance and Floorplan Finance from 1991 to 1995.
Richard H. Mitterling........  52    Senior Vice President, Operations since 1998. Formerly, Vice
                                     President, Division Manager, Resort Receivable Division from 1994 to 1998.
Ronald W. Oake...............  55    Senior Vice President, Operations since 1999. Formerly, Vice
                                     President, Division Manager, Floorplan Finance Division from 1998 to 1999; General Manager of Avco Financial Services from 1995 to
                                     1998; Vice President, Operations, Floorplan Finance Division from
                                     1992 to 1995.
Elizabeth C. Perkins.........  45    Senior Vice President, General Counsel since 1994.
David A. Raspallo............  40    Senior Vice President and Chief Information Officer since 1998.
                                     Formerly, Vice President, Financial Segments TFC/AFS from 1998 to
                                     1999; Vice President, Information Systems from 1993 to 1998.
Barry L. Elfstrom............  47    Vice President, Controller Financial Reporting since 1999. Vice
                                     President and Controller or Assistant Controller 1986 to 1999.
Brian F. Lynn................  39    Vice President and Treasurer since 1999. Formerly, Vice President,
                                     Division Manager, Vendor Finance Division from 1996 to 1999; Vice
                                     President and Treasurer from 1994 to 1996.
Eric Salander................  40    Vice President Finance since 1999. Vice President, Strategic
                                     Planning 1996 -- 1999. Formerly, Vice President Administration for
                                     AAA South Central NE from 1995 to 1996. Manager Ernst & Young from
                                     1989 to 1995.
Kathleen A. Smith............  50    Vice President, Tax since 1998. Formerly, Assistant Vice President,
                                     Tax from 1996 to 1998; Senior Manager of Tax for Lefkowitz,
                                     Garfunkel, Champi & DiRenzo from 1992 to 1996.

ITEM 6.  EXECUTIVE COMPENSATION

     Omitted.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Omitted.

ITEM 8.  LEGAL PROCEEDINGS

     See Note 13 to TFC's audited Consolidated Financial Statements regarding legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The common stock of TFC is owned entirely by Textron and, therefore, there is no trading of TFC's stock. Dividends of $18.7 million were declared and paid in the six months ended June 30, 1999, and $62.3 million and $73.6 million were declared and paid in the years ended 1998 and 1997, respectively. See Note 8 to TFC's audited Consolidated Financial Statements regarding restrictions as to dividend availability.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, TFC has sold medium-term notes from time to time. These debt securities were sold to qualified institutional buyers and accredited institutional investors, and were exempt from the Securities Act of 1933 under Section 4(2).

     The following table lists sales of TFC's Series C and Series D medium-term notes for the periods shown:

                  YEAR                     SERIES       AMOUNT         MATURITY
                  ----                     ------    ------------      ---------
1996.....................................    C       $ 75,000,000        3 years
1997.....................................    C       $200,000,000        2 years
1998.....................................    D       $370,000,000      2-3 years
1999 (through June 30)...................    D       $605,000,000      3-4 years

     The Company's medium-term notes have been publicly offered by the following underwriters: Banc of America Securities LLC, Chase Securities, Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney, and Warburg Dillion Read LLC. Commissions paid by TFC to these underwriters ranged from 0.25% to 0.45% of the amount of the medium-term notes sold. These medium-term notes were sold for cash and generally at par.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The following description of the capital stock of the Company and certain provisions of the Company's Restated Certificate of Incorporation and By-Laws is a summary and is qualified in its entirety by the provisions of the Restated Certificate of Incorporation and By-Laws, which have been filed as exhibits to this Form 10.

     The Company has authorized Four Thousand (4,000) shares of Common Stock with a par value of $100.00 per share. No preferred stock has been issued or authorized. All outstanding shares of stock are held by Textron.

     Each stockholder of record is entitled to one vote, by person or by proxy, for each share of Common Stock held on every matter properly submitted to the stockholders for a vote. Except as otherwise provided by law, or in the Restated Certificate of Incorporation or By-Laws, stockholder votes shall be decided by the vote of a majority in interest of the stockholders entitled to vote thereon.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes and empowers each Delaware corporation to indemnify its directors, officers, employees and agents against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with the corporation, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the corporation in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such person in connection with such acts or events is not necessarily determinative of the question of whether such person has met the required standard of conduct and is, accordingly, entitled to be indemnified. The foregoing statements are subject to the detailed provisions of Section 145 of the General Corporation Law of the State of Delaware.

     The By-Laws of Textron Financial Corporation provide that each person who at any time is or shall have been a director or elected or appointed officer of Textron Financial Corporation, or is or shall have been serving another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of Textron Financial Corporation, and his or her heirs, executors and administrators, shall be indemnified by Textron Financial Corporation in accordance with and to the full extent permitted by the General Corporation Law of the State of Delaware. Paragraph (f) of Article XII of the By-Laws of Textron Financial Corporation facilitates enforcement of the right of directors and owners to be indemnified by establishing such right as a contract right pursuant to which the person entitled thereto may bring suit as if the indemnification provisions of the By-Laws were set forth in a separate written contract between Textron Financial Corporation and the director or officer.

     The By-Laws of Textron Financial Corporation provide that Textron Financial Corporation shall indemnify, in all respects and to the full extent authorized or permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her being or having been a director, elected or appointed officer, employee or agent, of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Such indemnification of any person shall inure to the benefit of his or her heirs, executors and administrators.

     The By-Laws of Textron also provide similar indemnification for officers of Textron who serve as directors of the Company.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

     TFC utilizes a broad base of financial resources for its liquidity and capital requirements. Cash is provided from operations and several different sources of borrowings, including the issuance of commercial paper and short-term bank debt, sales of medium- and long-term debt in the U.S. and foreign financial markets and junior subordinated borrowings under a $100 million line of credit with Textron. For liquidity purposes, TFC has a policy of maintaining sufficient unused lines of credit to support its outstanding commercial paper and short-term bank debt. TFC has line of credit agreements of $1.2 billion, of which $400 million will expire in 2000 and $800 million will expire in 2003. TFC's lines of credit not used or reserved as support for commercial paper and bank borrowings were $16 million at June 30, 1999, as compared to $114 million at January 2, 1999.

     In 1999, TFC entered into a short-term promissory note program with Textron at market rates of interest. As of June 30, 1999, TFC had no borrowings under this program and the program was cancelled.

     TFC has two medium-term note facilities, totaling $1.5 billion, under Rule 144A of the Securities Act of 1933, as amended. Proceeds from issuances of these facilities have been used to refinance maturing commercial paper and long-term debt and to fund receivable growth. During 1998, TFC issued $237 million of variable rate notes and $133 million of fixed rate notes through these facilities. At January 2, 1999, TFC had

$472 million available through its medium-term note facilities. During the first six months of 1999, TFC issued $200 million of fixed rate notes and $405 million of variable rate notes through these facilities. At June 30, 1999, TFC had $117 million available through its medium-term note facilities.

     Cash flows from operations during the first six months of 1999 were $77 million, as compared to $71 million in the corresponding period last year. The increase in operating cash flows primarily reflects higher net income and the timing of income tax payments, partially offset by an increase in other assets and the timing of the payments of accrued interest and other liabilities. Cash flows used in investing activities were funded from the collection of receivables and through the issuance of long- and short-term bank debt. Short-term borrowings decreased by $191 million and long-term borrowings increased by $519 million. Borrowings under a junior subordinated facility increased by $4 million, reflecting the funding of finance receivables related to Textron's manufacturing divisions. During the first six months of 1999, Textron contributed capital of $8.3 million to TFC to finance an acquisition.

     Cash flows provided by operations were $144 million in 1998, as compared to $93 million in 1997. The increase in operating cash flows primarily reflects the timing of the payments of income taxes and accrued interest and other liabilities, and includes increase in payables for receivable additions originated in late December. Cash flows from operations of $93 million in 1997 were $6 million less than in 1996. The decrease from 1996 is primarily due to the timing of income tax payments and a non-cash gain on a receivables securitization, partially offset by a 7% increase in income before provision for losses. Cash flows used in investing activities in 1998 were funded from the collection of receivables and through the issuance of long-term bank debt. Short-term borrowings increased by $351 million and $59 million in 1998 and 1997, respectively, reflecting the financing of acquisitions and receivable growth. Long-term borrowings increased in 1998 by $66 million as compared to a decrease of $136 million in the prior year. The increase in 1998 reflects refinancing of short-term debt. The decrease in 1997 reflected the use of proceeds from a securitization of receivables. In 1998, TFC paid dividends to Textron of $62.3 million as compared to $73.6 million in 1997. The decrease was primarily due to additional dividends paid in 1997 for the purpose of adjusting TFC's leverage.

     Because the finance business involves the purchase and carrying of receivables, a relatively high ratio of borrowings to net worth is customary. Debt as a percentage of total capitalization was 86%, unchanged from year-end. Commercial paper and short-term debt as a percentage of total debt was 39% at June 30, 1999, down from 50% at year-end.

     TFC's ratio of earnings to fixed charges decreased to 1.65x during the first six months of 1999, as compared to a ratio of 1.67x for the same period last year. The decrease is attributable to a 12% increase in interest expense, versus an 11% increase in income before interest expense and income taxes.

     TFC's ratio of earnings to fixed charges was 1.72x in 1998 (1.70x in 1997 and 1.65x in 1996). The ratio increased in 1998 due to a 4% increase in income before income taxes, partially offset by an increase in interest expense.

FINANCE RECEIVABLES

     Total finance receivables increased to $3.989 billion at June 30, 1999, up from $3.611 billion at January 2, 1999. Equipment on operating leases at June 30, 1999 decreased to $112 million, as compared to $119 million at year-end. The increase in receivables primarily relates to growth in term loan segment, which included an acquisition of a portfolio of equipment loans and leases, as well as growth in the revolving credit segment. In 1998, owned finance receivables increased 18% from $3,069 billion at January 3, 1998. The increase reflects growth in TFC's revolving credit segment, and the aircraft finance business of the term loan segment. Receivables growth also reflects the acquisitions of an equipment finance portfolio and a receivable factoring company. Managed finance receivables, defined as owned receivables plus receivables serviced under securitizations, participations, and third-party portfolio servicing agreements, increased to $4.887 billion from $4.509 billion at year-end.

     Finance receivable additions for the first six months of 1999 were $2.130 million, as compared to $1.857 million for the corresponding period in 1998. The increase in additions was due to growth in the term loan, revolving credit and specialty finance segments. Finance receivable additions in 1998 were $4.009 billion, as compared to $2.712 billion of additions in 1997. The increase in additions was primarily due to growth in the revolving credit segment and golf and aircraft financing in the term loan segment.

NONPERFORMING ASSETS

     Nonperforming assets were $70 million at June 30, 1999, down from $87 million at year-end. This decrease was primarily due to a decrease in the real estate portfolio, partially offset by an increase in nonperforming assets in the term loan portfolio. Nonperforming commercial real estate assets represent 27% of total nonperforming assets, down from 44% at year-end. Nonperforming assets decreased 13% to $87 million at January 2, 1999, from $99 million at January 3, 1998. The improvement relates to a decrease in nonperforming real estate, partially offset by increases in the revolving and term loan portfolios. Nonaccrual commercial real estate loans were $32 million in 1998 and $50 million in 1997. Commercial real estate owned was $6 million in 1998 ($9 million in 1997), and other real estate owned was $5 million in 1998 and $2 million in 1997, net of valuation allowances.

     The allowance for losses on receivables as a percentage of nonperforming assets increased to 123% at June 30, 1999 from 97% at year-end. The increase from year-end primarily reflects a decrease of nonperforming assets, principally in the commercial real estate portfolio.

INTEREST RATE SENSITIVITY

     Management's strategy of matching interest-sensitive assets with interest-sensitive liabilities limits the Company's risk to changes in interest rates and includes entering into interest rate exchange agreements as part of this matching strategy. At June 30, 1999, TFC's interest-sensitive liabilities in excess of interest-sensitive assets were $378 million, net of $400 million of fixed-rate interest rate exchange agreements. Interest-sensitive liabilities in excess of interest-sensitive assets were $463 million at January 2, 1999, net of $300 million of interest rate exchange agreements ($250 million fixed rate and $50 million variable rate). The change in the Company's net position does not reflect a change in management's match funding strategy.

FINANCIAL RISK MANAGEMENT

     As part of managing its interest rate risks, TFC utilizes interest rate exchange agreements. The objective of TFC's use of such agreements is not to speculate for profit, but generally to convert variable rate debt into fixed rate debt with respect to specific liabilities. These agreements do not involve a high degree of complexity or risk. TFC does not trade interest rate exchange agreements or enter into leveraged interest rate exchange agreements. The difference between the variable rate TFC received and the fixed rate TFC paid on the interest rate exchange agreements increased interest expense by $1.3 million in the first six months in 1999 and $0.9 million in the corresponding period in 1998. The net effect of these agreements increased TFC's interest expense by $2.0 million in 1998, $1.2 million in 1997 and $2.5 million in 1996.

     TFC manages its foreign currency exposure by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. In addition, as part of managing its foreign currency exposure, TFC enters into foreign currency forward exchange contracts. The objective of such agreements is to manage the exposure to changes in currency rates.

                             RESULTS OF OPERATIONS

REVENUES

  For six months ended June 30, 1999 vs. June 30, 1998

     Revenues for the first six months of 1999 increased by $23.3 million, or 13%, as compared to the corresponding six month period last year, on a 20% higher level of average finance receivables. The increase in revenues is primarily due to increases in average finance receivables and other income, partially offset by lower finance receivable yields. Finance receivable yields decreased to 9.61% for the six months ended June 30, 1999, as compared to 10.13% in the corresponding period in 1998. The change reflects a decrease in the prime rate during the first six months from the corresponding period in 1998 and a change in portfolio mix. The increase in other income primarily reflects an increase in syndication income, partially offset by a decrease in prepayment income. Operating lease rental revenue of $8.1 million decreased from $8.6 million in the corresponding period in 1998, on 7% lower average operating lease assets.

  Years ended 1998 vs. 1997 and 1996

     Total revenues in 1998 increased $17 million from 1997, to $367 million, reflecting a higher level of average finance receivables and higher other income. Total revenues in 1997 were $350 million, as compared to $327 million in 1996.

     Finance charge revenues increased 2% in 1998, as compared to a 3% increase in 1997. The 1998 results reflect a 2% higher level of average owned finance receivables while yields on owned finance receivables remained constant at 10.0% for both 1998 and 1997. Finance charge revenues of $291 million increased 3% in 1997, as compared to a 4% increase in 1996. The 1997 results reflect a 3% higher level of average owned finance receivables and constant finance receivables yields at 10.0% in both 1997 and 1996.

     Rental revenue from operating leases in 1998 was $17 million, down from $19 million in both 1997 and 1996, on lower average operating lease assets of 3% in 1998 and 2% in 1997. Other income of $53 million in 1998 increased by $12 million from 1997, reflecting higher syndications fees, residual income, servicing fees and prepayment income. Other income of $41 million in 1997 increased by $14 million from 1996, reflecting higher syndications fees, a $3.5 million gain on a securitization of Textron-related receivables and higher prepayment income.

INTEREST EXPENSE

  Six months ended June 30, 1999 vs. June 30, 1998

     Interest expense for the six months ended June 30, 1999 was $9.5 million higher than the amount reported during the first six months of 1998. Interest expense reflects a 26% increase in average debt outstanding, partially offset by a decrease in the average borrowing rate to 5.56% for the six months ended June 30, 1999, as compared to 6.22% for the first six months of 1998. The decrease in the average borrowing rate for the six months ended June 30, 1999, as compared to the same period last year, is primarily attributable to lower short-term interest rates reflecting a lower prevailing interest rate environment, partially offset by higher credit spreads in January in TFC's commercial paper program.

  Years ended 1998 vs. 1997 and 1996

     Interest expense of $155 million in 1998 increased 1%, or $2 million, from 1997, reflecting a 2% increase in average debt outstanding, partially offset by a decrease in the cost of borrowed funds. TFC's average borrowing rate primarily reflects a reduction in long-term variable rate debt costs. Interest expense of $153 million in 1997 increased 4%, or $6 million, from 1996, reflecting a 4% increase in average debt outstanding and an increase in the cost of borrowed funds. TFC's average borrowing rate was 6.2% in 1998, 6.3% in 1997 and 6.2% in 1996.

INTEREST MARGIN

  Six months ended June 30, 1999 vs. June 30, 1998

     TFC's earnings are influenced by the interest margin earned on finance receivables (i.e., the excess of revenues over interest expense on borrowings). Interest margin decreased to 6.30% from 6.62%, as compared to the corresponding period last year, reflecting a decrease in interest earned on variable rate receivables due to lower prevailing interest rates, slower growth in fee income and competitive pressures.

  Years ended 1998 vs. 1997 and 1996

     Interest margin increased to 6.88% in 1998 from 6.51% in 1997, primarily reflecting higher other income and a lower average borrowing rate. The increase was partially offset by a decrease in variable rate receivables which are generally tied to changes in the prime rate offered by major U.S. banks and the London Interbank Offered Rate (LIBOR). These decreases preceded a decrease in short-term borrowing costs in the fourth quarter of 1998.

     Interest margin increased to 6.51% in 1997 from 6.15% in 1996, primarily reflecting higher other income which included a gain on a receivable securitization. The increase was partially offset by an increase in short-term interest rates on borrowings that preceded the repricing of TFC's variable rate receivables, which are generally tied to changes in the prime rate offered by major U.S. banks and LIBOR, and competitive pressures.

OPERATING EXPENSES

  Six months ended June 30, 1999 vs. June 30, 1998

     Selling and administrative expenses increased by $8.2 million for the first six months of 1999, as compared to the first six months of 1998, reflecting higher expenses related to the acquisition of a small-ticket equipment leasing division, growth in managed receivables, growth in businesses with higher operating expenses and investments in start-up fee initiatives.

  Years ended 1998 vs. 1997 and 1996

     Selling and administrative expenses of $72 million in 1998 increased by $14 million from 1997, as compared to an increase of $8 million in 1997 from 1996. The increase in 1998 principally reflects higher expenses related to an acquisition of a receivable factoring company, growth in managed receivables and growth in businesses with higher operating expenses. The 1997 increase principally reflects higher expenses related to the growth of managed finance receivables, an increase in collection expenses related to the equipment portfolio and a change in business mix.

PROVISION FOR LOSSES

  Six months ended June 30, 1999 vs. June 30, 1998

     The provision for losses of $11.7 million increased by $1.4 million for the first six months of 1999, as compared to the corresponding period in 1998. The increase in the provision is related to higher provision for losses in the term loans and leases and revolving credit segments, partially offset by a lower provision in the commercial real estate portfolio in 1999 as compared to 1998.

     The allowance for losses on receivables increased to $86 million at June 30, 1999, as compared to $84 million at the end of 1998. This increase is related to an increase in owned receivables outstanding. Net charge-offs were $8.9 million in the first six months of 1999, as compared to $8.2 million in the corresponding period of 1998. Approximately $2.3 million of net charge-offs were related to commercial real estate assets, as compared to $3.4 million in the corresponding period in 1998.

  Years ended 1998 vs. 1997 and 1996

     The provision for losses of $20 million in 1998 decreased from $23 million in 1997. The decrease in the 1998 provision for losses reflects lower real estate charge-offs and lower nonperforming assets. The provision for losses in 1997 decreased by $3 million from $26 million in 1996, reflecting lower real estate charge-offs, higher recoveries of previously charged off aircraft and equipment loans and lower nonperforming assets.

     The allowance for losses on receivables was $84 million at January 2, 1999 and $77 million at January 3, 1998. The increase is primarily related to portfolio growth. Net charge-offs were $16 million in 1998, as compared to $20 million in 1997 and $27 million in 1996 (including $1 million and $2 million charged to the real estate owned valuation allowance in 1997 and 1996, respectively). Net charge-offs related to commercial real estate assets were $5 million in 1998, down from $6 million in 1997. Equipment related net charge-offs decreased to $11 million in 1998, as compared to $14 million in 1997. The allowance for losses as a percent of receivables was 2.3% at January 2, 1999, and 2.5% at January 3, 1998 (2.7% and 3.0% excluding receivables with recourse to Textron in 1998 and 1997, respectively).

     Although management believes it has made adequate provision for anticipated losses, realization of these assets remains subject to uncertainties. Subsequent evaluations of nonperforming assets, in light of factors then prevailing, including economic conditions, may require additional increases in the allowance for losses for such assets.

NET INCOME

  Six months ended June 30, 1999 vs. June 30, 1998

     Net income for the first six months of 1999 was $34.4 million, 9% higher than the corresponding period of 1998. Earnings were favorably impacted by higher average receivables and fee income. The favorable results were partially offset by lower finance yields, an increase in selling and administrative expenses and a higher provision for losses.

  Years ended 1998 vs. 1997 and 1996

     Net income increased by 3% to $70 million in 1998. Net income was favorably affected by an increase in other income, higher average managed finance receivables, a lower provision for losses and lower borrowing costs, partially offset by a higher tax provision rate and higher selling and administrative expenses. Net income increased by 16% in 1997, to $68 million, favorably affected by an increase in other income, higher average managed finance receivables, a lower provision for losses and a lower tax provision rate, partially offset by higher borrowing costs and higher selling and administrative expenses.

YEAR 2000 READINESS DISCLOSURE

  Introduction

     Much of the world's computer hardware and software is not designed to process date information after 1999. This is largely because computer programs have historically used only two digits to identify the year in a date, but problems related to processing of date information also may arise because some software assigns special meaning to certain dates. This Year 2000 problem could, if uncorrected, cause computers and other equipment used by TFC and TFC's suppliers and customers to fail to operate properly.

  Year 2000 Program

     In early 1997, TFC began a company-wide program (the "Program") to assess the possible vulnerability of TFC to the Year 2000 problem and to minimize the effect of the problem on TFC's operations. The Program is centrally directed from the year 2000 Program Office at Textron's corporate headquarters and is executed at TFC. With respect to TFC, the Program addresses four "Major Elements":

     - Business Systems: management information systems and personal computer applications, including the computing environments that support them.

     - Facilities Equipment: equipment that uses a computer to control its operation for providing services.

     - Suppliers: assurance that those who sell goods and services to TFC will not interrupt TFC operations due to the Year 2000 problem.

     - Customers: assurance that those who enter into financing transactions with TFC will not interrupt TFC's operations due to the Year 2000 problem.

     For each of the Major Elements, the Program measures five "Readiness
Levels":

     Level I Management has become aware of the issue. An inventory is being taken of the items that the Year 2000 problem may affect.

     Level II The inventory of Year 2000 items has been completed. The priority of each item is being assessed. Actions are being planned to assure that each item is ready for the Year 2000. Resources are being committed to do the work.

     Level III  Planning has been completed. The prescribed actions are being performed, including testing to verify that the actions are effective. Suppliers and customers are being surveyed and their progress is being tracked.

     Level IV Items critical to operations have been tested. Audits and associated corrective actions have been completed. Contingency plans are being prepared. Audits to verify readiness are being performed. Remediation of items that are important to operations, but not critical, is being performed.

     Level V Systems critical to operations have been tested. Audits and associated corrective actions have been completed. Contingency plans have been completed. Follow-up checking of suppliers and customers is continuing. In all material respects, TFC is ready for Year 2000.

TFC reached Readiness Level V by September 30, 1999. TFC has had a combination of independent parties and Textron personnel complete an assessment of the implementation of the Program. As of September 30, 1999, all planned assessments were complete.

  Risks and Contingency Plans

     Year 2000 issues have the potential, if not remediated, to severely disrupt TFC's business operations and to adversely affect TFC's financial condition. The Year 2000 Program is expected to significantly reduce TFC's exposure to these issues, particularly with respect to TFC's Business Systems and Facilities Equipment. However, it is possible that unanticipated problems may arise in the course of TFC's implementation of the Year 2000 Program. In addition, while monitoring of Year 2000 readiness by TFC's suppliers and customers is a major part of the Year 2000 Program, TFC has very limited ability to ensure Year 2000 readiness by such parties. TFC could also be affected by failure of government agencies, in the U.S. and elsewhere, to maintain governmental services that are essential to TFC's operations. TFC cannot identify all possible scenarios. However, the most reasonably likely worst case scenario would be the inability of third parties, including utilities, to deliver supplies and services that are critical to TFC's operations and that could not quickly be replaced by other suppliers or internally. In that situation, operations at the affected TFC facilities could be interrupted, with adverse effects on TFC's financial results.

     Contingency plans to cover situations in which Year 2000 problems arise despite TFC's efforts are substantially ready. TFC is monitoring the Year 2000 readiness of critical suppliers and has identified qualified alternate suppliers that can be substituted if necessary. TFC has established procedures and backup capabilities to process loan and lease functions and applications that could be affected at various facilities by disruption in services provided by utilities. TFC is preparing facilities, procedures and alternate utility sources to support critical communications if there are disruptions in normal communications services.

     Forward-looking statements contained in this report relating to Year 2000 issues, including expectations of readiness, possible effects on TFC and similar matters, are subject to the risks described in this section.

  Year 2000 Costs

     The total cost of the Year 2000 Program for continuing operations is estimated to be approximately $7.7 million. Approximately $1.2 million is for modifications to existing systems and other program expenses and $6.5 million is for replacement systems which have been capitalized in accordance with Company policy. Through June 30, 1999, total expenditures were $7.7 million. The estimated future cost to complete the Program is expected to be immaterial. Funds for the Program are provided from normal operating and capital budgets. The Year 2000 Program has delayed certain other TFC information management projects. Delay of these projects is not expected to have an adverse impact on TFC.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that companies capitalize certain internal-use software once certain criteria are met. The statement is effective for financial statements of fiscal years beginning after December 15, 1998.

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities. SOP 98-5 will require all costs of start-up activities, including organization costs, to be expensed as incurred. This statement is effective for financial statements of fiscal years beginning after December 15, 1998.

     In June 1998, the Financial Accounting Standards Board issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 requires entities to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 1999.

     These statements will not have a material effect on TFC's financial position or results of operations when adopted.

FORWARD LOOKING STATEMENTS

     Certain statements in this Form 10 are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the extent to which TFC is able to successfully integrate acquisitions, (b) changes in worldwide economic and political conditions and associated impact on interest and foreign exchange rates, (c) the level of sales of Textron products for which TFC offers financing, (d) the ability to maintain credit quality and control costs when entering new markets,
(e) the actions of our competitors and our ability to respond, and (f) our ability to attract and retain qualified and experienced personnel.

     Looking forward, TFC will be affected by a number of factors that are difficult to predict, including, among other things, the Company's access to debt financing at competitive rates and equity in the form of retained earnings and capital contributions from Textron. These factors may influence TFC's future growth and earnings.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
  Textron Financial Corporation

     We have audited the accompanying consolidated balance sheet of Textron Financial Corporation as of January 2, 1999 and January 3, 1998, and the related consolidated statements of income, cash flows, and changes in shareholder's equity for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Financial Corporation at January 2, 1999 and January 3, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Boston, Massachusetts
January 26, 1999

                         TEXTRON FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

     For each of the three years in the period ended January 2, 1999

                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Revenues
Finance charges and discounts...............................  $297,091   $290,943   $281,830
Rental revenues on operating leases.........................    17,181     18,664     19,071
Other income................................................    52,890     40,613     26,346
                                                              --------   --------   --------
                                                               367,162    350,220    327,247
Expenses
Interest....................................................   155,126    153,127    146,615
Selling and administrative..................................    71,587     57,757     50,121
Provision for losses........................................    20,483     22,824     26,350
Depreciation of equipment on operating leases...............     7,340      8,433      8,437
                                                              --------   --------   --------
                                                               254,536    242,141    231,523
                                                              --------   --------   --------
Income before income taxes..................................   112,626    108,079     95,724
Income taxes................................................    43,050     40,338     37,385
                                                              --------   --------   --------
Net income..................................................  $ 69,576   $ 67,741   $ 58,339
                                                              ========   ========   ========

                 See notes to consolidated financial statements

                         TEXTRON FINANCIAL CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                              JANUARY 2,   JANUARY 3,
                                                                 1999         1998
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
ASSETS
Cash and equivalents........................................  $   22,396   $   13,597
Finance receivables, net of unearned income:
     Installment contracts..................................   1,338,644    1,140,460
     Floorplan receivables..................................     572,289      408,721
     Revolving loans........................................     555,571      392,787
     Finance leases.........................................     424,436      392,326
     Leveraged leases.......................................     345,873      329,811
     Golf course and resort mortgages.......................     342,844      355,357
     Commercial real estate mortgages.......................      31,740       49,661
                                                              ----------   ----------
          Total finance receivables.........................   3,611,397    3,069,123
     Allowance for losses on receivables....................     (83,887)     (77,394)
                                                              ----------   ----------
Finance receivables -- net..................................   3,527,510    2,991,729
Equipment on operating leases -- net........................     118,590      111,518
Other assets................................................     116,042       61,121
                                                              ----------   ----------
          Total assets......................................  $3,784,538   $3,177,965
                                                              ==========   ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities
Accrued interest and other liabilities......................  $  143,316   $   81,812
Amounts due to Textron Inc..................................      18,419        6,416
Deferred income taxes.......................................     321,521      319,293
Debt........................................................   2,828,830    2,364,568
                                                              ----------   ----------
          Total liabilities.................................   3,312,086    2,772,089
                                                              ----------   ----------
Shareholder's equity
Common stock, $100 par value (4,000 shares authorized; 2,500
  shares issued and outstanding)............................         250          250
Capital surplus.............................................     155,171       95,871
Retained earnings...........................................     317,031      309,755
                                                              ----------   ----------
          Total shareholder's equity........................     472,452      405,876
                                                              ----------   ----------
          Total liabilities and shareholder's equity........  $3,784,538   $3,177,965
                                                              ==========   ==========

                 See notes to consolidated financial statements

                         TEXTRON FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

     For each of the three years in the period ended January 2, 1999

                                                              1998         1997         1996
                                                           ----------   ----------   ----------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...............................................  $   69,576   $   67,741   $   58,339
Adjustments to reconcile net income to net cash provided
  by operating activities:
     Increase (decrease) in accrued interest and other
       liabilities.......................................      42,209       (4,901)      (4,532)
     Provision for losses................................      20,483       22,824       26,350
     Depreciation and amortization.......................      13,716       11,221       10,936
     Deferred income taxes...............................       2,228        3,927       12,625
     Leveraged lease earnings in excess of cash
       received..........................................      (7,646)      (5,162)      (7,707)
     Gain on receivables securitization..................      (3,400)      (3,500)          --
     Other...............................................       7,141          462        2,860
                                                           ----------   ----------   ----------
          Net cash provided by operating activities......     144,307       92,612       98,871
CASH FLOWS FROM INVESTING ACTIVITIES:
Finance receivables originated or purchased..............  (4,069,256)  (2,711,680)  (2,287,293)
Finance receivables repaid or sold.......................   3,458,873    2,444,301    2,090,923
Proceeds from receivables securitization.................     259,577      373,046           --
Acquisitions, net of cash acquired.......................    (203,203)          --           --
Purchase of assets for operating leases..................     (36,840)     (38,073)     (52,572)
Proceeds from disposition of operating lease and other
  assets.................................................      25,892       45,409       43,061
Other capital expenditures...............................     (12,948)      (7,443)      (2,559)
Proceeds from real estate owned..........................       2,028        5,460        6,134
Other investments........................................      (5,997)          --           --
                                                           ----------   ----------   ----------
          Net cash provided by (used in) investing
            activities...................................    (581,874)     111,020     (202,306)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt.................     370,000      200,000      345,000
Principal payments on long-term debt.....................    (304,311)    (335,880)    (185,128)
Net increase in commercial paper.........................     188,176       23,313       10,034
Net increase (decrease) in short-term bank debt..........     163,031       35,739       (5,182)
Proceeds from issuance of non-recourse debt..............      60,404           --           --
Principal payments on non-recourse debt..................     (39,937)     (38,938)     (34,882)
Net increase (decrease) in amounts due to Textron Inc....      12,003       (7,744)       6,576
Capital contribution from Textron Inc....................      59,300           --           --
Dividends paid to Textron Inc............................     (62,300)     (73,580)     (29,100)
                                                           ----------   ----------   ----------
          Net cash provided by (used in) financing
            activities...................................     446,366     (197,090)     107,318
                                                           ----------   ----------   ----------
Net increase in cash.....................................       8,799        6,542        3,883
Cash and equivalents at beginning of year................      13,597        7,055        3,172
                                                           ----------   ----------   ----------
Cash and equivalents at end of year......................  $   22,396   $   13,597   $    7,055
                                                           ==========   ==========   ==========

                 See notes to consolidated financial statements

                         TEXTRON FINANCIAL CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

     For each of the three years in the period ended January 2, 1999

                                                      COMMON   CAPITAL    RETAINED
                                                      STOCK    SURPLUS    EARNINGS    TOTAL
                                                      ------   --------   --------   --------
                                                                 (IN THOUSANDS)
Balance December 30, 1995...........................   $250    $ 95,871   $286,355   $382,476
Net income..........................................     --          --     58,339     58,339
Dividends to Textron Inc............................     --          --    (29,100)   (29,100)
                                                       ----    --------   --------   --------
Balance December 28, 1996...........................    250      95,871    315,594    411,715
Net income..........................................     --          --     67,741     67,741
Dividends to Textron Inc............................     --          --    (73,580)   (73,580)
                                                       ----    --------   --------   --------
Balance January 3, 1998.............................    250      95,871    309,755    405,876
NET INCOME..........................................     --          --     69,576     69,576
CAPITAL CONTRIBUTION FROM TEXTRON...................     --      59,300         --     59,300
DIVIDEND TO TEXTRON INC.............................     --          --    (62,300)   (62,300)
                                                       ----    --------   --------   --------
BALANCE JANUARY 2, 1999.............................   $250    $155,171   $317,031   $472,452
                                                       ====    ========   ========   ========

                 See notes to consolidated financial statements

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     Textron Financial Corporation (TFC or the Company) is a diversified commercial finance company offering specialized lending for equipment finance, revolving credit arrangements and leveraged leasing. TFC originates loan and lease transactions for numerous industries including aircraft, golf, timeshare resorts, transportation and machine tool. TFC's other financial services and products include syndications, asset management, portfolio servicing and insurance brokerage. TFC is a subsidiary of Textron Inc. (Textron), a $10 billion global, multi-industry company with market-leading businesses in Aircraft, Automotive, Industrial and Finance. At January 2, 1999, TFC's finance receivables which were related to Textron or Textron's products comprised 27% of TFC's total managed finance receivables. TFC's principal markets are located in North America.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of TFC and its subsidiaries, all of which are wholly-owned. All significant inter-company transactions are eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. Actual results may differ from such estimates.

  Finance Charges, Discounts and Investment Tax Credits

     Finance charges and discounts include interest on loans, capital lease earnings and discounts on certain revolving credit arrangements. Finance charges and investment tax credits are recognized in finance charge revenues using the interest method to produce a constant rate of return over the terms of the receivables. Accrual of interest income is suspended for accounts which are contractually delinquent by more than three months, unless collection is not doubtful. In addition, detailed reviews of loans may result in earlier suspension if collection is doubtful. Accrual of interest is resumed when the loan becomes contractually current, and suspended interest income is recognized at that time.

  Other Income

     Other income includes late charges, prepayment penalties, residual gains and other miscellaneous fees which are primarily recognized as income when received.

     Other income also includes gains on the sale of loans and leases. When the Company sells loans and leases in securitizations, it retains interest-only strips, subordinated tranches, servicing rights, and cash reserve accounts. Gain or loss on sale depends in part on the previous carrying amount of retained interest, allocated in proportion to their fair value. Subsequent to the sales, certain retained interests are carried at fair value and accounting for other retained interests is based in part on fair values. The Company generally estimates fair value based on the present value of future cash flows expected under management's best estimates of the key assumptions-credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

  Finance Receivable Origination Fees and Costs

     Fees received and direct loan origination costs are deferred and amortized to finance charge revenues over the contractual lives of the respective receivables using the interest method. Unamortized amounts are recognized in revenues when receivables are sold or paid in full.

  Allowance for Losses on Receivables

     Provisions for losses on finance receivables are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover losses in the existing receivable portfolio. Management evaluates the allowance by examining current delinquencies, the characteristics of the existing accounts, historical loss experience, the value of the underlying collateral and general economic conditions and trends.

     Finance receivables are written off when they are deemed uncollectible. Finance receivables are written down to the fair value (less estimated costs to sell) of the related collateral when the collateral is repossessed or when no payment has been received for six months, unless management deems the receivable collectible. Foreclosed real estate loans and repossessed assets are transferred out of finance receivables into other assets at the lower of fair value (less estimated costs to sell) or the outstanding loan balance. The difference between the amount transferred and the outstanding loan balance is written off. The carrying value of real estate owned is periodically reevaluated, and where appropriate, adjustments are made through a valuation allowance to reflect subsequent changes in fair value, but the carrying amount is never increased above the amount originally transferred.

  Equipment on Operating Leases

     Income from operating leases is recognized in equal amounts over the lease term. The cost of such assets is capitalized and depreciated to estimated residual values using the straight-line method over the estimated useful lives of the assets or the lease term.

  Employee Benefits

     The Company participates in a Textron pension plan which provides pension benefits to substantially all of the Company's employees. The benefits are based on the employees' compensation and years of service. Textron's funding policy is consistent with the funding requirements of federal law and regulation. Plan assets consist principally of corporate and government bonds and common stocks. Pension cost in 1998, 1997 and 1996 was $1.2 million, $0.9 million and $0.7 million, respectively.

  Foreign Currency Exchange Contracts

     TFC has entered into foreign currency exchange contracts to minimize its currency exchange risk on its foreign currency receivables and debt. Gains and losses on foreign currency exchange contracts that hedge foreign currency receivables and debt are recognized in income as the exchange rates change and offset foreign currency gains and losses on the foreign currency receivables and debt. While TFC is exposed to credit loss in the event of nonperformance by the other parties to the contracts, TFC does not anticipate nonperformance by any of those parties. Foreign currency exchange gains and losses in 1998, 1997 and 1996 were not material.

  Interest Rate Exchange Agreements

     As part of managing interest rate exposure on its variable interest rate borrowings, TFC is a party to various interest rate exchange agreements. While TFC is exposed to credit loss for the periodic settlement of amounts due under such agreements in the event of nonperformance by the counterparties, TFC does not anticipate nonperformance by any of those parties. TFC currently minimizes this potential for risk by entering into contracts exclusively with major, financially sound counterparties having no less than a long-term bond rating of "A" by continuously monitoring the counterparties' credit rating and by limiting exposure with any one financial institution. The risk of loss in the event of nonperformance by the counterparties was insignificant at January 2, 1999.

     Interest differentials to be paid or received are accrued and recognized in interest expense over the lives of the agreements.

     Fees and expenses incurred to enter into interest rate exchange agreements are deferred and subsequently amortized to expense over the terms of the agreements.

  Income Taxes

     TFC's revenues and expenses are included in Textron's consolidated tax return. Current tax expense is based on allocated federal tax charges and benefits on the basis of statutory U.S. tax rates applied to the Company's taxable income or loss included in Textron's consolidated returns.

     Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax rates expected to be in effect when such amounts are expected to be realized or settled.

  Intangible Assets

     Goodwill is amortized over its estimated period of benefit on a straight-line basis; other intangible assets, including internal-use software, are amortized on a straight-line basis over their estimated lives. No amortization period exceeds 25 years.

  Fair Value of Financial Instruments

     Fair values of financial instruments are based upon estimates at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts TFC could realize or settle currently. TFC does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

  Cash and Equivalents

     Cash and equivalents consist of cash in banks and overnight interest bearing deposits in banks.

  Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2

RELATIONSHIP WITH TEXTRON INC.

     TFC is a wholly-owned subsidiary of Textron and derives a portion of its business from financing the sale and lease of products manufactured and sold by Textron. TFC recognized finance charge revenues from Textron and affiliates (net of payments or reimbursements for interest charged at more or less than market rates on Textron manufactured products) of $3.7 million in 1998, $0.1 million in 1997, with no net revenue in 1996 and operating lease revenues of $10.8 million in 1998, $13.3 million in 1997 and $13.7 million in 1996. In 1998, 1997 and
1996, TFC paid Textron $980.4 million, $736.3 million and $662.9 million, respectively, for the purchase of receivables and operating lease assets.

     TFC and Textron are parties to several agreements, collectively referred to as operating agreements, which govern many areas of the TFC-Textron relationship.

     Under operating agreements with Textron, TFC has recourse to Textron with respect to certain finance receivables and operating leases. Finance receivables of $540.2 million at January 2, 1999 and $518.9 million at January 3, 1998 and operating leases of $76.6 million at both January 2, 1999 and January 3, 1998 were subject to recourse to Textron or due from Textron. In addition, TFC had recourse to Textron on subordinated certificates of $27 million and $16 million at year-end 1998 and 1997, respectively, and on cash reserves of $10 million and $6 million at year-end 1998 and 1997 respectively. Both the subordinated certificates and the cash reserves were related to receivable securitizations.

     Under the operating agreements between Textron and TFC, Textron has made available to TFC a $100 million line of credit for junior subordinated borrowings at the prime interest rate (7.75% at January 2, 1999). TFC had no borrowings under this line at January 2, 1999 or January 3, 1998. In addition, Textron has agreed to lend TFC, interest-free, an amount not to exceed the deferred income tax liability of Textron attributable to the manufacturing profit deferred for tax purposes on products manufactured by Textron and financed by TFC. The Company had borrowings from Textron of $18.8 million at January 2, 1999 ($20.2 million at January 3, 1998) under this arrangement, which are reflected in Amounts due to Textron Inc. and in Accrued Interest and Other Liabilities on TFC's consolidated balance sheet.

     Textron has also agreed with TFC to cause TFC's pretax income available for fixed charges to be not less than 125% of its fixed charges and its consolidated shareholder's equity to be not less than $200 million. No related payments were required for 1998, 1997 or 1996.

     The Company has an income tax liability of $4.6 million at January 2, 1999, as compared to an income tax receivable of $5.8 million at January 3, 1998. These amounts are included in Accrued Interest and Other Liabilities on TFC's consolidated balance sheet, and will be settled with Textron as Textron manages its consolidated federal tax position.

NOTE 3

ACQUISITIONS

     During 1998, TFC acquired two businesses -- Systran Financial Services Corporation and Business Leasing Group. These transactions were accounted for using the purchase method. Each company's results of operations are included in TFC's consolidated financial statements from the date of each acquisition.

     Systran Financial Services Corporation, a receivables factoring company, was acquired in the first quarter of 1998. The total purchase price was $22.8 million. The fair value of the assets acquired was $67.5 million and liabilities assumed were $59.2 million. The goodwill associated with this transaction is being amortized over 25 years.

     Business Leasing Group, an equipment leasing division of a commercial bank, was acquired on December 31, 1998. The total purchase price was $186.4 million. TFC is in the process of finalizing the purchase price allocation for this acquisition.

     Had the acquisitions occurred on January 4, 1998, the effect on the Company's 1998 results would not have been material. Consequently, pro forma information has not been presented.

NOTE 4

RECEIVABLE SECURITIZATIONS

     The Company securitized $273 million and $401 million of loan and lease receivables in the third quarters of 1998 and 1997, respectively. These transactions resulted in gains of $3.4 million and $3.5 million in 1998 and 1997, respectively. Retained interests in transferred assets consist primarily of subordinated certificates totaling $27 million at year-end 1998 and $16 million at year-end 1997, as well as interest-only securities. Additionally, $4 million of proceeds were used to fund a restricted cash reserve to support the 1998 transaction, as compared to $6 million in 1997. Both the subordinated certificates and the cash reserve are included in Other Assets on TFC's consolidated balance sheet. TFC did not recognize a servicing asset or liability.

     Interest-only securities represent the right to receive certain cash flows which exceed the amount of cash flows sold in the Company's securitized contract sale. Interest-only securities generally represent the value of interest to be collected on the underlying financial contracts of the securitization over the sum of the interest to be paid to security classes sold, contractual servicing fees and credit losses. These cash flows are projected and discounted over the expected life of the financial contracts using prepayment, default, loss and interest rate assumptions that the Company believes market participants would use for similar financial instruments.

     TFC has entered into certain interest rate exchange agreements to mitigate its exposure to decreases in interest rates on its interest-only securities. Under the interest rate exchange agreements, TFC makes periodic variable rate payments based upon the prime rate and the one and six month London Interbank Offered Rate (LIBOR) and receives fixed rate payments. These interest rate exchange agreements are adjusted periodically to match the amortization of the variable rate contracts in the securitized portfolio and are summarized in the following table:

                                                              JAN. 2,   JAN. 3,
                                                               1999      1998
                                                              -------   -------
                                                                 (DOLLARS IN
                                                                  MILLIONS)
Prime rate..................................................    7.75%     8.50%
One-Month LIBOR.............................................    4.94%       --
1998 Securitization
  Notional principal -- variable............................
  payments tied to the prime rate...........................   $55.3        --
  Fixed Rate................................................    7.94%       --
  Notional principal -- variable............................
     Payments tied to LIBOR.................................   $34.3        --
     Fixed rate.............................................    5.13%       --
Six-month LIBOR.............................................    4.94%     5.72%
1997 Securitization
     Notional principal variable
     payments tied to the prime rate........................   $46.6     $69.5
       Fixed rate...........................................    8.77%     8.77%
     Notional principal -- variable
     Payments tied to LIBOR.................................   $21.2     $44.4
       Fixed rate...........................................    5.97%     5.97%

     Interest rate floor agreements, entered into through AAA-rated counterparties to the Textron Financial Corporation Receivables Trust 1998-A and 1997-A (the Trusts), provide a minimum interest rate on variable rate receivables held by the Trusts and are tied to both the prime rate and the one- and six-month LIBOR. These interest rate floor agreements are adjusted periodically to match the amortization of the variable rate contracts in the securitized portfolio and are summarized as follows:

                                                              JAN. 2,   JAN. 3,
                                                               1999      1998
                                                              -------   -------
                                                                 (DOLLARS IN
                                                                  MILLIONS)
Prime rate..................................................    7.75%     8.50%
One-month LIBOR.............................................    4.94%       --
1998 Securitization
     Notional principal tied to the prime rate..............   $57.6        --
     Floor rate.............................................    8.50%       --
     Notional principal tied to LIBOR.......................   $36.5        --
Floor rate..................................................    5.34%       --
Six-month LIBOR.............................................    4.94%     5.72%
1997 Securitization
     Notional principal tied to the prime rate..............   $70.5     $72.5
     Floor rate.............................................    8.50%     8.50%
     Notional principal tied to LIBOR.......................   $37.1     $45.7
     Floor rate.............................................   $5.65%    $5.65%

     TFC also has a securitization program consisting of a $160 million interest in a designated pool of installment contracts. Subsequent collections of installment contracts sold typically are reinvested in the pool of eligible assets to maintain an aggregate outstanding balance of sold installment contracts at a constant amount. Receivables sold which remained uncollected at January 2, 1999 were $160 million. The ongoing purchase arrangement is discretionary on the part of both parties and has been extended through 2000.

NOTE 5

FINANCE RECEIVABLES

  Contractual Maturities

     The contractual maturities of finance receivables outstanding at January 2, 1999 were as follows:

                                                 1999        2000       2001       2002       2003     THEREAFTER     TOTAL
                                              ----------   --------   --------   --------   --------   ----------   ----------
                                                                               (IN THOUSANDS)
Installment contracts.......................  $  306,325   $224,078   $185,854   $134,902   $113,532    $373,953    $1,338,644
Floorplan receivables.......................     435,811    102,048     34,004        426         --          --       572,289
Revolving loans.............................     376,286     19,882     57,400     91,259      8,726       2,018       555,571
Finance leases..............................     101,276     93,066     90,320     53,279     35,384      51,111       424,436
Leveraged leases............................       3,553      8,458     (4,411)    (6,240)    (5,286)    349,799       345,873
Golf course and resort mortgages............      18,291     56,782     73,830     21,290     56,368     116,283       342,844
Commercial real estate mortgages............      22,080      9,660         --         --         --          --        31,740
                                              ----------   --------   --------   --------   --------    --------    ----------
        Total finance receivables...........  $1,263,622   $513,974   $436,997   $294,916   $208,724    $893,164    $3,611,397
                                              ==========   ========   ========   ========   ========    ========    ==========

     Finance receivables often are repaid or refinanced prior to contractual maturity. Accordingly, the foregoing tabulation should not be regarded as a forecast of future cash collections. During 1998 and 1997, cash collections of finance receivables (excluding proceeds from sales of receivable portfolios) were $3.41 billion and $2.29 billion, respectively. Revolving loans generally have terms of one to three years, and at times convert to term loans that contractually amortize over an average term of seven years. Floorplan and revolving loans are cyclical and result in cash turnover that is several times larger than contractual maturities. In 1998, such cash turnover was 4.0 times contractual maturities. Finance leases include residual values expected to be realized at contractual maturity. The ratio of cash collections (net of finance charges) to average net receivables, excluding floorplan and revolving receivables, was approximately 56% in 1998 and 48% in 1997. Leveraged leases reflect contractual maturities net of contractual non-recourse debt payments and include residual values expected to be realized at contractual maturity.

     Installment contracts have initial terms generally ranging from one to 12 years. Commercial real estate and golf course mortgages have initial terms generally ranging from three to seven years with amortization periods from 15 to 20 years. Finance leases have initial terms generally up to 12 years. Leveraged leases have initial terms up to approximately 30 years. Floorplan and revolving receivables generally mature within one year.

     Finance leases and installment contracts are secured by the financed equipment and, in some instances, by the personal guarantee of the principals or recourse arrangements with the originating vendor. Golf course and resort mortgages are generally secured by real property and are limited to 70% or less of the property's appraised market value at loan origination. Commercial real estate loans are secured by real property and are generally limited to 80% or less of the property's appraised market value at loan origination. Leveraged leases are secured by the ownership of the leased asset. Floorplan receivables are secured by the inventory of the financed distributor or dealer and, in some programs, by recourse arrangements with the originating manufacturer. Revolving loans consist of loans secured by pools of vacation interval notes receivable, and, in most instances, the underlying real property, or trade receivables, inventory, and/or plant and equipment.

     TFC's finance receivables are diversified across geographic region, borrower industry and type of collateral. TFC's owned and securitized receivable geographic concentrations at January 2, 1999 were as follows: Southeast 25%; Far West 16%; Southwest 10%; Great Lakes 10%; Mideast 10%; Plains 9%; New England 5%; other domestic 4%; and international 11%. TFC's most significant collateral concentration was aircraft, which accounted for 26% of owned and securitized receivables at January 2, 1999. There were no significant industry concentrations at January 2, 1999.

  Loan Impairment

     At January 2, 1999 and January 3, 1998, the Company had nonaccrual loans and leases totaling $69.9 million and $85.6 million, respectively. Approximately $46.5 million and $63.5 million of these respective amounts were considered impaired, which excludes finance leases and homogeneous loan portfolios. TFC's nonaccrual loans consist primarily of delinquent and/or restructured commercial real estate loans. Cash payments, including finance charges on nonaccrual accounts, generally are applied to reduce loan principal. The allowance for losses on receivables related to impaired loans was $14.9 million at January 2, 1999 and $13.5 million at January 3, 1998. The average recorded investment in impaired loans during 1998 and 1997 was $50.7 million and $67.5 million, respectively. Nonaccrual accounts resulted in TFC's revenues being reduced by $5.1 million in 1998, $5.6 million in 1997 and $6.1 million in 1996. No interest income was recognized using the cash basis method.

  Finance Leases

                                                           JAN. 2,    JAN. 3,
                                                             1999       1998
                                                           --------   --------
                                                             (IN THOUSANDS)
Total minimum lease payments receivable..................  $390,232   $348,886
Estimated residual values of leased equipment............   130,403    130,732
                                                           --------   --------
                                                            520,635    479,618
Unearned income..........................................   (96,199)   (87,292)
                                                           --------   --------
Net investment in finance leases.........................  $424,436   $392,326
                                                           ========   ========

     Minimum lease payments due under finance leases for each of the next five years and the aggregate amounts due thereafter are as follows: $117.3 million in 1999; $101.6 million in 2000; $81.5 million in 2001; $38.5 million in 2002;
$23.7 million in 2003; and $27.6 million thereafter.

  Leveraged Leases

                                                           JAN. 2,    JAN. 3,
                                                             1999       1998
                                                           --------   --------
                                                             (IN THOUSANDS)
Rental receivable (net of principal and interest on
  non-recourse debt).....................................  $200,134   $188,151
Estimated residual values of leased assets...............   428,809    425,222
Less unearned income.....................................  (283,070)  (283,562)
                                                           --------   --------
Investment in leveraged leases...........................   345,873    329,811
Deferred income taxes arising from leveraged leases......  (255,034)  (253,123)
Fees payable.............................................    (1,607)    (2,854)
                                                           --------   --------
Net investment in leveraged leases.......................  $ 89,232   $ 73,834
                                                           ========   ========

     Approximately 63% of TFC's investment in leveraged leases is collateralized by real estate. TFC has a forward interest rate exchange arrangement which will have the effect of fixing interest rates at 7.5% on $60 million of non-recourse debt beginning in 1999.

     The components of income from leveraged leases were as follows:

                                                     1998      1997      1996
                                                    -------   -------   -------
                                                          (IN THOUSANDS)
Income recognized including investment tax
  credits.........................................  $16,426   $14,717   $15,446
Income tax expense................................   (6,237)   (5,089)   (5,324)
                                                    -------   -------   -------
Income from Leveraged leases......................  $10,189   $ 9,628   $10,122
                                                    =======   =======   =======

  Allowance for Losses on Receivables

                                                          JAN. 2,    JAN. 3,
                                                            1999       1998
                                                          --------   --------
                                                            (IN THOUSANDS)
Balance at beginning of year............................  $ 77,394   $ 74,824
Provision for losses on receivables.....................    18,033     21,124
Receivable charge-offs..................................   (21,181)   (24,848)
Recoveries of prior charge-offs.........................     4,860      6,294
Acquisitions............................................     4,781         --
                                                          --------   --------
Balance at end of year..................................  $ 83,887   $ 77,394
                                                          ========   ========

  Managed Finance Receivables

     TFC manages finance receivables for a variety of investors, participants and third party portfolio owners.

                                                        JAN. 2,      JAN. 3,
                                                          1999         1998
                                                       ----------   ----------
                                                           (IN THOUSANDS)
Owned receivables....................................  $3,611,397   $3,069,123
Securitized receivables..............................     616,220      520,676
                                                       ----------   ----------
                                                        4,227,617    3,589,799
Non-recourse participations..........................     228,357      174,377
Third party portfolio servicing......................      30,908       51,437
SBA sales agreements.................................      21,958       13,732
                                                       ----------   ----------
Total managed finance receivables....................  $4,508,840   $3,829,345
                                                       ==========   ==========

NOTE 6

EQUIPMENT ON OPERATING LEASES

                                                          JAN. 2,    JAN. 3,
                                                            1999       1998
                                                          --------   --------
                                                            (IN THOUSANDS)
Equipment on Operating leases, at cost..................  $147,261   $137,249
Accumulated depreciation................................   (28,671)   (25,731)
                                                          --------   --------
Net investment in operating leases......................  $118,590   $111,518
                                                          ========   ========

     Initial lease terms of rental equipment generally range from one year to ten years. Future minimum rental payments on operating leases at January 2, 1999 were $14.3 million in 1999; $11.7 million in 2000; $10.3 million in 2001; $11.5 million in 2002; $4.7 million in 2003; and $3.9 million thereafter.

NOTE 7

OTHER ASSETS

                                                          JAN. 2,     JAN. 3,
                                                            1999       1998
                                                          --------    -------
                                                            (IN THOUSANDS)
Real estate owned.......................................  $ 17,412    $13,960
Real estate valuation allowance.........................    (5,783)    (3,333)
                                                          --------    -------
Net real estate owned...................................    11,629     10,627
Subordinated certificates...............................    27,214     16,181
Goodwill -- net.........................................    27,093         --
Fixed assets and software -- net........................    19,853      9,660
Trustee cash reserve....................................    10,210      6,009
Interest-only securities................................     8,668      8,941
Repossessed equipment...................................     5,149      3,182
Other...................................................     6,226      6,521
                                                          --------    -------
          Total other assets............................  $116,042    $61,121
                                                          ========    =======

     Sales of real estate owned totaled $2.0 million in 1998 and $5.4 million in 1997, of which TFC received $2.0 million and $5.4 million in cash in 1998 and 1997, respectively.

     The cost of fixed assets is being depreciated based on estimated useful lives of the assets using the straight-line method. Depreciation expense was $3.5 million in 1998, $2.1 million in 1997 and $1.6 million in 1996.

REAL ESTATE VALUATION ALLOWANCE

                                                            JAN. 2,    JAN. 3,
                                                             1999       1998
                                                            -------    -------
                                                              (IN THOUSANDS)
Balance at beginning of year..............................  $3,333     $ 2,633
Provision for losses on real estate owned.................   2,450       1,700
Charge-offs...............................................      --      (1,000)
                                                            ------     -------
Balance at end of year....................................  $5,783     $ 3,333
                                                            ======     =======

NOTE 8

DEBT AND CREDIT FACILITIES

                                                      JAN. 2, 1999    JAN. 3, 1998
                                                      ------------    ------------
                                                             (IN THOUSANDS)
Short-term debt:
     Commercial paper...............................   $1,185,591      $  997,415
     Short-term bank debt...........................      239,281          76,250
                                                       ----------      ----------
          Total short-term debt.....................    1,424,872       1,073,665
Long-term debt:
     5.72% -- 5.86% notes; due 2000 to 2001.........       33,000          21,000
     6.13% -- 6.51% notes; due 1999 to 2001.........      204,000         112,000
     7.14% -- 7.67% notes; due 1999 to 2000.........      234,958         258,903
     Variable rate notes due 1999 to 2001...........      932,000         899,000
                                                       ----------      ----------
          Total long-term debt......................    1,403,958       1,290,903
                                                       ----------      ----------
          Total debt................................   $2,828,830      $2,364,568
                                                       ==========      ==========

     TFC has lines of credit with a bank group aggregating $1.2 billion at January 2, 1999, of which $400 million will expire in 1999 and $800 million will expire in 2003. TFC's lines of credit, including the line of credit with Textron, not used or reserved as support for commercial paper or short-term bank borrowings at January 2, 1999 were $114.4 million. TFC generally pays fees in support of these lines.

     The weighted average interest rates on short-term borrowings, before consideration of the effect of interest rate exchange agreements, were as follows:

                                                     JAN. 2,    JAN. 3,    DEC. 28,
                                                      1999       1998        1996
                                                     -------    -------    --------
Commercial paper...................................   6.12%      6.14%       5.64%
Short-term bank debt...............................   6.91%      5.54%       5.56%

     The corresponding weighted average interest rates on these borrowings during the last three years were 5.83% in 1998, 5.77% in 1997 and 5.65% in 1996. Weighted average interest rates have been determined by relating interest costs for each year to the daily average dollar amounts outstanding.

     Interest on TFC's variable rate notes is tied predominantly to the three-month LIBOR for U.S. dollar deposits. The weighted average interest rate on these notes was 5.79% at January 2, 1999 and 6.11% at January 3, 1998.

     The amount of net assets available for dividends and other payments to Textron is restricted by the terms of the Company's lending agreements. As of January 2, 1999, approximately $168.9 million of net assets was unrestricted and available to be transferred to Textron. The lending agreements also contain various restrictive provisions regarding additional debt (not in excess of 800% of consolidated net worth and qualifying subordinated obligations), the creation of liens and the maintenance of a fixed charges coverage ratio of no less than 125%.

     Required principal payments during the next five years on debt outstanding at January 2, 1999 (excluding short-term debt) are as follows: $558.5 million in 1999; $507.5 million in 2000; and $338.0 million in 2001.

     Cash payments made by TFC for interest were $152.9 million in 1998, $153.0 million in 1997 and $149.8 million in 1996.

NOTE 9

INTEREST RATE EXCHANGE AGREEMENTS

     Under interest rate exchange agreements, TFC makes periodic fixed payments in exchange for periodic variable payments and vice versa. TFC has entered into such agreements to mitigate its exposure to increases in interest rates on a portion of its fixed and variable debt.

     Interest rate exchange agreements, excluding those related to securitizations, were designated against long-term notes and had the effect of adjusting the average rate of interest during the year to 6.03% from 5.96% on a variable rate notes and to 6.79% from 6.89% on the long-term fixed rate notes. Interest rate exchange agreements in effect on January 2, 1999 will expire in 1999.

                                                    JAN. 2, 1999    JAN. 3, 1998
                                                    ------------    ------------
                                                       (DOLLARS IN THOUSANDS)
Weighted average original term..................      2.5 years       2.7 years
Notional principal-fixed rate payments..........     $  250,000      $  450,000
Fixed weighted average interest rate............          6.26%           6.02%
Variable weighted average interest rate.........          5.27%           5.89%
Notional principal -- variable rate payments....     $   50,000      $   50,000
Fixed weighted average interest rate............          6.30%           6.30%
Variable weighted average interest rate.........          5.22%           5.94%

NOTE 10

INCOME TAXES

     The components of income taxes were as follows:

                                                  1998      1997      1996
                                                 -------   -------   -------
                                                       (IN THOUSANDS)
Current:
Federal........................................  $35,445   $33,187   $21,301
State..........................................    5,377     3,224     3,459
                                                 -------   -------   -------
Total current income taxes.....................   40,822    36,411    24,760
Deferred:
Federal........................................      544     3,045     9,700
State..........................................    1,684       882     2,925
                                                 -------   -------   -------
Total deferred income taxes....................    2,228     3,927    12,625
Total income taxes.............................  $43,050   $40,338   $37,385
                                                 =======   =======   =======

     Cash paid for income taxes was $26.1 million in 1998, $44.3 million in 1997 and $24.7 million in 1996. The federal statutory income tax rate is reconciled to the effective income tax rate as follows:

                                                      1998    1997    1996
                                                      ----    ----    ----
Federal statutory income tax rate...................  35.0%   35.0%   35.0%
State income taxes..................................   4.1     2.6     4.3
Tax exempt interest.................................  (0.3)   (0.4)   (0.4)
Other, net..........................................  (0.6)    0.1     0.2
                                                      ----    ----    ----
Effective income tax rate...........................  38.2%   37.3%   39.1%
                                                      ====    ====    ====

     The components of TFC's deferred tax assets and liabilities were as follows:

                                                      JANUARY 2,   JANUARY 3,
                                                         1999         1998
                                                      ----------   ----------
                                                          (IN THOUSANDS)
Deferred tax assets:
Allowance for losses on receivables.................   $ 31,599     $ 29,798
Earnings on nonaccrual loans........................      2,674        4,682
Other...............................................     12,002        2,508
                                                       --------     --------
Total deferred tax assets...........................     46,275       36,988
Deferred tax liabilities:
Leveraged leases....................................    255,034      253,123
Finance leases......................................     76,179       70,310
Equipment on operating leases.......................     25,719       20,139
Other...............................................     10,864       12,709
                                                       --------     --------
Total deferred tax liabilities......................    367,796      356,281
                                                       --------     --------
Net deferred tax liabilities........................   $321,521     $319,293
                                                       ========     ========

NOTE 11

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used in estimating the fair value of TFC's financial instruments:

  Finance Receivables

     The estimated fair values of fixed rate installment contracts, real estate loans, floorplan receivables and revolving loans were estimated based on discounted cash flow analyses using interest rates currently being offered for similar loans to borrowers of similar credit quality. Estimated future cash flows were adjusted for

TFC's estimates of prepayments, refinances and loan losses based on internal historical data. The estimated fair values of all variable rate receivables approximated the net carrying value of such receivables. The estimated fair values of nonperforming loans were based on independent appraisals, discounted cash flow analyses using risk adjusted interest rates, or TFC valuations based on the fair value of the related collateral. The fair values of TFC's finance leases, leveraged leases and operating leases ($424.4 million, $345.9 million and $118.6 million, net carrying amount, respectively, at January 2, 1999 and $392.3 million, $329.8 million and $111.5 million, net carrying amount, respectively, at January 3, 1998) are not required to be disclosed under generally accepted accounting principles. As a result, a significant portion of the assets which are included in the Company's asset and liability management strategy are excluded from this fair value disclosure.

  Debt, Interest Rate Exchange Agreements and Foreign Currency Exchange
  Agreements

     The estimated fair value of fixed rate debt was determined by either independent investment bankers or discounted cash flow analyses using interest rates for similar debt with maturities similar to the remaining terms of the existing debt. The fair values of variable rate debt and short-term borrowings supported by credit facilities approximated their carrying values. The estimated fair values of interest rate exchange agreements and foreign currency exchange agreements were determined by independent investment bankers and represent the estimated amounts that TFC would be required to pay to (or collect from) a third party to assume TFC's obligations under the agreements.

     The carrying values and estimated fair values of TFC's financial instruments for which it is practicable to calculate a fair value are as follows:

                                                   JANUARY 2, 1999           JANUARY 3, 1998
                                               -----------------------   -----------------------
                                                CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                 VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                               ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS)
ASSETS
Installment contracts........................  $1,338,644   $1,343,642   $1,140,460   $1,142,651
Floorplan receivables........................     572,289      571,810      408,721      408,105
Revolving loans..............................     555,571      555,577      392,787      392,787
Golf course and resort mortgages.............     342,844      347,988      355,357      355,826
Commercial real estate mortgages.............      31,740       18,015       49,661       34,251
Subordinated certificates....................      27,214       27,214       16,181       16,181
Trustee cash reserve.........................      10,210       10,210        6,009        6,009
Interest-only securities.....................       8,668        8,668        8,941        8,941
Investments in equity partnerships...........       5,997        5,997           --           --
Allowance for loan losses....................     (67,024)          --      (66,806)          --
                                               ----------   ----------   ----------   ----------
                                               $2,826,153   $2,889,121   $2,311,311   $2,364,751
                                               ==========   ==========   ==========   ==========
LIABILITIES
Commercial paper and short-term bank debt....  $1,424,872   $1,424,872   $1,073,665   $1,073,665
Variable rate long-term notes................     932,000      932,000      899,000      899,000
Fixed rate long-term debt....................     471,958      479,075      391,903      407,492
Amounts due to Textron Inc...................      18,810       15,662       20,151       16,502
Foreign currency exchange agreements.........          --          (55)          --          (13)
Interest rate exchange agreements............          --        1,301           --          429
                                               ----------   ----------   ----------   ----------
                                               $2,847,640   $2,852,855   $2,384,719   $2,397,075
                                               ==========   ==========   ==========   ==========

NOTE 12

COMMITMENTS

     TFC makes future loan commitments to accommodate the financial needs of its customers, for which TFC receives commitment fees. Loan commitments of $432.4 million were outstanding at January 2, 1999. Generally, interest rates on these commitments are not set until the loans are funded; therefore, TFC is not exposed to interest rate changes. Loan commitments have credit risk essentially the same as that involved in extending loans to customers and are subject to TFC's normal credit policies. Creditworthiness and collateral are both considered before a loan commitment is approved.

     TFC's offices are occupied under non-cancelable operating leases expiring on various dates through 2004. Rental expense was $3.5 million in 1998 ($2.5 million in 1997 and $2.3 million in 1996). Future minimum rental commitments for all non-cancelable operating leases in effect at January 2, 1999 approximated $2.9 million for 1999; $2.0 million for 2000; $1.2 million for 2001; $0.9 million for 2002; $0.6 million for 2003; and $0.3 million thereafter. Of these amounts, $0.9 million per year through the year 2000 and $0.3 million in 2001 are payable to Textron.

NOTE 13

CONTINGENCIES

     There are pending or threatened against TFC and its subsidiaries lawsuits and other proceedings. Among these suits and proceedings are some which seek compensatory, treble or punitive damages in substantial amounts. These suits and proceedings are being defended or contested on behalf of TFC and its subsidiaries. On the basis of information presently available, TFC believes any such liability would not have a material effect on TFC's net income or financial condition.

NOTE 14

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

     At year-end 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires segment data to be measured and analyzed on a basis that is consistent with how business activities are reported internally for management. The Company's business segments are organized based on the nature of products and services provided. The accounting policies for these segments are the same as those described for the consolidated entity.

     The Company evaluates the performance of its business segments primarily on the basis of revenues, income before taxes, and finance assets. Details of total revenues, income before taxes, and finance assets by business segment are provided below:

                                              YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                 1998       %       1997       %       1996       %
                                              ----------   ---   ----------   ---   ----------   ---
                                                                  (IN THOUSANDS)
Revenues
     Term loans and leases..................  $  216,643    59   $  240,419    69   $  228,088    70
     Revolving credit.......................      87,835    24       62,784    18       54,493    17
     Specialty finance......................      62,685    17       45,364    13       36,200    11
     Commercial real estate.................          (1)   --        1,653    --        8,466     2
                                              ----------   ---   ----------   ---   ----------   ---
Total revenues..............................  $  367,162   100   $  350,220   100   $  327,247   100
Income before taxes(1)(2)
     Term loans and leases..................  $   70,304         $   81,809         $   70,954
     Revolving credit.......................      26,398             18,524             17,879
     Specialty finance......................      26,752             19,509             17,105
     Commercial real estate.................     (10,828)           (11,763)           (10,214)
                                              ----------         ----------         ----------
Total income before taxes...................  $  112,626         $  108,079         $   95,724
                                              ==========         ==========         ==========

                                              YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                 1998               1997               1996
                                              ----------         ----------         ----------
                                                                  (IN THOUSANDS)
Finance assets(3)
     Term loans and leases..................  $2,145,854         $1,939,622         $2,244,305
     Revolving credit.......................     831,165            548,215            480,147
     Specialty finance......................     722,653            643,143            481,797
     Commercial real estate.................      30,315             49,661             94,266
                                              ----------         ----------         ----------
Total finance receivables...................  $3,729,987         $3,180,641         $3,300,515
                                              ==========         ==========         ==========

---------------
(1) Interest expense is allocated to each segment in proportion to its net investment in finance assets. Net investment in finance assets includes deferred income taxes, security deposits and other specifically identified liabilities. The interest allocated matches variable rate debt with variable rate finance assets and fixed rate debt with fixed rate finance assets.

(2) Indirect expenses are allocated to each segment based on the utilization of such resources. Some allocations are based on the segments proportion of net investment in finance assets, headcount, number of transactions, computer resources and senior management time.

(3) Finance assets include finance receivables and equipment on operating leases, net of accumulated depreciation, but exclude repossessed assets and beneficial interests in securitized assets (classified as other assets in TFC's Consolidated Balance Sheet).

NOTE 15

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  FIRST QUARTER      SECOND QUARTER       THIRD QUARTER      FOURTH QUARTER
                                                -----------------   -----------------   -----------------   -----------------
                                                 1998      1997      1998      1997      1998      1997      1998      1997
                                                -------   -------   -------   -------   -------   -------   -------   -------
                                                                               (IN THOUSANDS)
Revenues......................................  $85,390   $82,789   $90,870   $89,378   $98,509   $91,509   $92,393   $86,544
Expenses......................................   60,812    58,901    63,898    62,528    65,365    61,954    64,461    58,758
Net income....................................   15,074    14,473    16,548    16,331    20,317    19,004    17,637    17,933
                                                =======   =======   =======   =======   =======   =======   =======   =======

                         TEXTRON FINANCIAL CORPORATION

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                                   SIX             SIX
                                                              MONTHS ENDED    MONTHS ENDED
                                                              JUNE 30, 1999   JUNE 30, 1998
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
REVENUES
  Finance charges and discounts.............................    $168,739        $146,694
  Rental revenues on operating leases.......................       8,136           8,645
  Other income..............................................      22,663          20,921
                                                                --------        --------
                                                                 199,538         176,260
EXPENSES
  Interest..................................................      85,467          76,360
  Selling and administrative................................      42,695          34,484
  Provision for losses......................................      11,706          10,271
  Depreciation of equipment on operating leases.............       3,565           3,595
                                                                --------        --------
                                                                 143,433         124,710
                                                                --------        --------
Income before income taxes..................................      56,105          51,550
Income taxes................................................      21,688          19,928
                                                                --------        --------
NET INCOME..................................................    $ 34,417        $ 31,622
                                                                ========        ========

                         TEXTRON FINANCIAL CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                              JUNE 30, 1999   JANUARY 2, 1999
                                                              -------------   ---------------
                                                                  (DOLLARS IN THOUSANDS)
ASSETS
  Cash and equivalents......................................   $   12,149       $   22,396
  Finance receivables, net of unearned income:
     Installment contracts..................................    1,508,308        1,338,644
     Floorplan receivables..................................      615,203          572,289
     Revolving loans........................................      595,169          555,571
     Finance leases.........................................      520,237          424,436
     Golf course and resort mortgages.......................      387,138          342,844
     Leveraged leases.......................................      348,448          345,873
     Commercial real estate mortgages.......................       14,087           31,740
                                                               ----------       ----------
          Total finance receivables.........................    3,988,590        3,611,397
Allowance for losses on receivables.........................      (85,687)         (83,887)
                                                               ----------       ----------
          Finance receivables -- net........................    3,902,903        3,527,510
Equipment on operating leases -- net........................      111,602          118,590
Other assets................................................      138,366          116,042
                                                               ----------       ----------
          Total assets......................................   $4,165,020       $3,784,538
                                                               ==========       ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
  Accrued interest and other liabilities....................   $  165,226       $  143,316
  Amounts due to Textron Inc................................       22,028           18,419
  Deferred income taxes.....................................      330,118          321,521
  Debt......................................................    3,151,179        2,828,830
                                                               ----------       ----------
          Total liabilities.................................    3,668,551        3,312,086
SHAREHOLDER'S EQUITY
  Common stock, $100 par value (4,000 shares authorized;
     2,500 shares issued and outstanding)...................          250              250
  Capital surplus...........................................      163,471          155,171
  Retained earnings.........................................      332,748          317,031
                                                               ----------       ----------
          Total shareholder's equity........................      496,469          472,452
                                                               ----------       ----------
          Total liabilities and shareholder's equity........   $4,165,020       $3,784,538
                                                               ==========       ==========

                         TEXTRON FINANCIAL CORPORATION

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                   SIX             SIX
                                                              MONTHS ENDED    MONTHS ENDED
                                                              JUNE 30, 1999   JUNE 30, 1998
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................   $    34,417     $    31,622
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Increase in accrued interest and other liabilities.....        21,206          31,162
     Provision for losses...................................        11,706          10,271
     Deferred income taxes..................................         8,597         (11,549)
     Depreciation and amortization..........................         7,700           5,728
     Leveraged lease noncash earnings.......................          (701)         (3,522)
     Other..................................................        (5,950)          7,625
                                                               -----------     -----------
          Net cash provided by operating activities.........        76,975          71,337
CASH FLOWS FROM INVESTING ACTIVITIES:
Finance receivables originated or purchased.................    (2,129,783)     (1,857,093)
Finance receivables repaid or sold..........................     1,837,821       1,749,074
Acquisitions, net of cash acquired..........................       (53,152)        (16,762)
Proceeds from disposition of operating lease and other
  assets....................................................        17,706          13,001
Purchase of assets for operating leases.....................       (14,302)        (27,904)
Other capital expenditures..................................        (5,059)         (4,555)
Proceeds from real estate owned.............................         2,312           2,028
Other investments...........................................       (10,053)             --
                                                               -----------     -----------
          Net cash used in investing activities.............      (354,510)       (142,211)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt....................       660,000         300,000
Net decrease in short-term debt.............................      (189,320)         (3,926)
Principal payments on long-term debt........................      (141,472)       (283,338)
Principal payments on non-recourse debt.....................       (53,271)        (26,969)
Net increase (decrease) in commercial paper.................        (1,859)         40,902
Net increase in amounts due to Textron Inc..................         3,609          51,026
Capital contributions from Textron Inc......................         8,300          22,800
Dividends paid to Textron Inc...............................       (18,700)        (20,700)
                                                               -----------     -----------
          Net cash provided by financing activities.........       267,287          79,795
                                                               -----------     -----------
NET INCREASE (DECREASE) IN CASH.............................       (10,248)          8,921
Cash and equivalents at beginning of year...................        22,397          13,597
                                                               -----------     -----------
Cash and equivalents at end of period.......................   $    12,149     $    22,518
                                                               ===========     ===========

                         TEXTRON FINANCIAL CORPORATION

      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                                  (UNAUDITED)

                                                         COMMON   CAPITAL    RETAINED
                                                         STOCK    SURPLUS    EARNINGS    TOTAL
                                                         ------   --------   --------   --------
                                                                     (IN THOUSANDS)
Balance January 3, 1998................................   $250    $ 95,871   $309,755   $405,876
Net income.............................................     --          --     69,576     69,576
Capital contribution from Textron Inc..................     --      59,300         --     59,300
Dividend to Textron Inc................................     --          --    (62,300)   (62,300)
                                                          ----    --------   --------   --------
Balance January 2, 1999................................    250     155,171    317,031    472,452
Net income.............................................     --          --     34,417     34,417
Capital contribution from Textron Inc..................     --       8,300         --      8,300
Dividend to Textron Inc................................     --          --    (18,700)   (18,700)
                                                          ----    --------   --------   --------
Balance June 30, 1999..................................   $250    $163,471   $332,748   $496,469
                                                          ====    ========   ========   ========

                         TEXTRON FINANCIAL CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements of the Company included in the 1998 Annual Report include additional notes, which should be read in conjunction with the consolidated financial statements included in this Financial and Statistical Summary.

     The accompanying consolidated financial statements include the accounts of Textron Financial Corporation (the Company or TFC) and its subsidiaries, all of which are wholly owned. All significant intercompany transactions are eliminated. The consolidated financial statements are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of TFC's consolidated financial position at June 30, 1999 and January 2, 1999 and its consolidated results of operations for each of the respective three and six month periods ended June 30, 1999 and 1998 and its consolidated cash flows for each of the six month periods ended June 30, 1999 and 1998.

     The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE 2. CASH AND EQUIVALENTS

     Cash and equivalents consist of cash in banks and overnight interest bearing deposits in banks.

NOTE 3. ACQUISITION

     On March 31, 1999, TFC acquired an asset portfolio from Southern Capital Corporation. The total purchase price was $52.8 million. The fair value of the assets acquired was $50.3 million. The goodwill associated with this transaction is being amortized over 10 years.

     Had the acquisition occurred on January 3, 1999, the effect on the Company's 1999 results would not have been material. Consequently, pro forma information has not been presented.

NOTE 4. LOAN IMPAIRMENT

     The Company measures reserves for credit losses on non-homogeneous impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the observable market price or at the fair value of collateral if the loan is collateral dependent. This evaluation is inherently subjective as it requires estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that are likely to differ from actual results.

     Accrual of interest income is suspended for accounts which are contractually delinquent by more than three months, unless collection is not doubtful. Cash payments on nonaccrual accounts, including finance charges, generally are applied to reduce loan principal. At June 30, 1999, the Company had nonaccrual loans and leases totaling $53.5 million and $69.9 million on January 2, 1999, of which approximately $32.8 million and $46.5 million, respectively, was considered impaired, excluding finance leases and homogeneous loan portfolios. The allowance for losses on receivables related to impaired loans was $11.5 million at June 30, 1999 and $14.9 million at January 2, 1999. The average recorded investment in impaired loans during the first six months of 1999 was $44.4 million and $61.2 million in the corresponding period in 1998. Nonaccrual loans resulted in TFC's revenues being reduced by approximately $2.4 million and $2.9 million for the first six months of 1999 and 1998, respectively, and by approximately $0.9 million and $1.5 million for the second quarters of 1999 and 1998, respectively. No interest income was recognized using the cash basis method.

NOTE 5. MANAGED FINANCE RECEIVABLES

     TFC manages finance receivables for a variety of investors, participants and third party portfolio owners.

Owned receivables...........................................  $3,988,590   $3,611,397
Securitized receivables.....................................     505,120      616,220
                                                              ----------   ----------
                                                               4,493,710    4,227,617
Non-recourse participations.................................     308,970      228,357
Third party portfolio servicing.............................      58,301       30,908
SBA sales agreements........................................      26,143       21,958
                                                              ----------   ----------
Total managed finance receivables...........................  $4,887,124   $4,508,840
                                                              ==========   ==========

NOTE 6. DEBT AND CREDIT FACILITIES

                                                                JUNE 30,       JANUARY 2,
                                                                  1999            1999
                                                              ------------   --------------
                                                                     (IN THOUSANDS)
Short-term debt:
Commercial paper............................................   $1,183,732      $1,185,591
Other short-term debt.......................................       49,961         239,281
                                                               ----------      ----------
          Total short-term debt.............................    1,233,693       1,424,872
Long-term debt:
5.66%-5.86% notes; due 2000 to 2002.........................      233,000          33,000
6.13%-6.51% notes; due 2000 to 2001.........................      112,500         204,000
7.14%-7.67% notes; due 1999 to 2000.........................      184,986         234,958
Variable rate notes; due 1999 to 2001.......................    1,387,000         932,000
                                                               ----------      ----------
          Total long-term debt..............................    1,917,486       1,403,958
                                                               ----------      ----------
          Total debt........................................   $3,151,179      $2,828,830
                                                               ==========      ==========

     Combined commercial paper and short-term bank debt weighted average interest rates, before consideration of the effect of interest rate exchange agreements, have been determined by relating the annualized interest cost to the daily average dollar amounts outstanding. The combined weighted average interest rate during the six months ended June 30, 1999 was 5.22%. The combined weighted average interest rate, before consideration of the effect of interest rate exchange agreements, at June 30, 1999 was 5.11%.

     Interest on variable rate notes is tied predominantly to the three-month London Interbank Offered Rate for U.S. dollar deposits. The weighted average interest rate on variable rate notes at June 30, 1999 was 5.27%.

     The terms of certain of the Company's loan agreements and credit facilities limit the payment of dividends to $193 million at June 30, 1999. In the first six months of 1999, TFC paid dividends of $18.7 million.

     In the first quarter of 1999, TFC entered into a revolving credit facility with Textron whereby TFC could borrow up to $1.25 billion from Textron. As of June 30, 1999, nothing was outstanding under this agreement and the agreement was cancelled. The maximum amount outstanding under this facility during the first six months of 1999 was $1.0 billion. The obligations were due on demand and the interest rate was at a rate equivalent to the Federal Reserve Banks' A2/P2 commercial paper rate on the date the funds were drawn upon. Approximately $14.6 million of interest expense related to this facility is included in TFC's consolidated financial statements for the six months ended June 30, 1999.

NOTE 7. INTEREST RATE EXCHANGE AGREEMENTS

     Under interest rate exchange agreements, TFC makes period fixed payments in exchange for periodic variable payments and vice versa. TFC has entered into such agreements to mitigate its exposure to increases in interest rates on a portion of its fixed and variable debt.

                                                              JUNE 30, 1999   JANUARY 2, 1999
                                                              -------------   ---------------
                                                                  (DOLLARS IN THOUSANDS)
Weighted average original term..............................   1.9 years        2.5 years
Notional principal -- fixed rate payments...................    $400,000         $250,000
Fixed weighted average interest rate........................        5.87%            6.26%
Variable weighted average interest rate.....................        5.23%            5.27%
Notional principal -- variable rate payments................    $     --         $ 50,000
Fixed weighted average interest rate........................          --             6.30%
Variable weighted average interest rate.....................          --             5.22%

NOTE 8. INTEREST RATE EXCHANGE AGREEMENTS FOR RECEIVABLE SECURITIZATIONS

     TFC has entered into certain interest rate exchange agreements to mitigate its exposure to decreases in interest rates on its interest-only securities. Under the interest rate exchange agreements, TFC makes periodic variable rate payments based upon the prime rate and the one- and six-month London Interbank Offered Rate (LIBOR) and receives fixed rate payments. These interest rate exchange agreements are adjusted periodically to match the amortization of the variable rate contracts in the securitized portfolio and are summarized in the following table:

                                                              JUNE 30, 1999   JANUARY 2, 1999
                                                              -------------   ---------------
                                                                   (DOLLARS IN MILLIONS)
Prime rate..................................................       7.75%            7.75%
One-month LIBOR.............................................       5.24%            4.94%
1998 Securitization
     Notional principal -- variable payments tied to the
      prime rate............................................      $47.9            $55.3
     Fixed rate.............................................       7.94%            7.94%
     Notional principal -- variable payments tied to
      LIBOR.................................................      $22.6            $34.3
     Fixed rate.............................................       5.13%            5.13%
Six-month LIBOR.............................................       5.65%            4.94%
1997 Securitization
     Notional principal -- variable payments tied to the
      prime rate............................................      $17.1            $46.6
     Fixed rate.............................................       8.77%            8.77%
     Notional principal -- variable payments tied to
      LIBOR.................................................      $15.2            $21.2
     Fixed rate.............................................       5.97%            5.97%

     Interest rate floor agreements, entered into through AAA-rated counterparties to the Textron Financial Corporation Receivables Trusts 1998-A and 1997-A (the Trusts), provide a minimum interest rate on variable rate receivables held by the Trusts and are tied to both the prime rate and the one- and six-month LIBOR. These interest rate floor agreements are adjusted periodically to match the amortization of the variable rate contracts in the securitized portfolio and are summarized as follows:

                                                              JUNE 30, 1999   JANUARY 2, 1999
                                                              -------------   ---------------
Prime rate..................................................       7.75%            7.75%
One-month LIBOR.............................................       5.24%            4.94%
1998 Securitization
     Notional principal -- variable payments tied to the
      prime rate............................................      $51.1            $57.6
     Floor rate.............................................       8.50%            8.50%
     Notional principal -- variable payments tied to
      LIBOR.................................................      $23.1            $36.5
     Floor rate.............................................       5.34%            5.34%

                                                              JUNE 30, 1999   JANUARY 2, 1999
                                                              -------------   ---------------
Six-month LIBOR.............................................       5.65%            4.94%
1997 Securitization
     Notional principal -- variable payments tied to the
      prime rate............................................      $17.1            $70.5
     Floor rate.............................................       8.50%            8.50%
     Notional principal -- variable payments tied to
      LIBOR.................................................      $15.2            $37.1
     Floor rate.............................................       5.65%            5.65%

     TFC also has a securitization program consisting of a $150 million interest in a designated pool of installment contracts. Subsequent collections of installment contracts sold are typically reinvested in the pool of eligible assets to maintain an aggregate outstanding balance of sold installment contracts at a constant amount. Receivables sold which remained uncollected at June 30, 1999 were $150 million. The ongoing purchase arrangement is discretionary on the part of both parties and has been extended through 2000.

NOTE 9. FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

     At year-end 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires segment data to be measured and analyzed on a basis that is consistent with how business activities are reported internally for management. The Company's business segments are organized based on the nature of products and services provided. The accounting policies for these segments are the same as those described for the consolidated entity.

     The Company evaluates the performance of its business segments primarily on the basis of revenues, income before taxes, and finance assets. Details of total revenues, income before taxes and finance assets by business segment are provided below:

                                                           SIX MONTHS ENDED   SIX MONTHS ENDED
                                                            JUNE 30,           JUNE 30,
                                                              1999       %       1998       %
                                                           ----------   ---   ----------   ---
Revenues
     Term loans and leases...............................  $  116,803    58   $  105,586    59
     Revolving credit....................................      49,960    25       41,610    24
     Specialty finance...................................      32,715    17       29,065    17
     Commercial real estate..............................          60    --           (1)   --
                                                           ----------   ---   ----------   ---
Total revenues...........................................  $  199,538   100   $  176,260   100
Income before taxes(1)(2)
     Term loans and leases...............................  $   31,901         $   31,707
     Revolving credit....................................      13,721             12,960
     Specialty finance...................................      12,278             11,971
     Commercial real estate..............................      (1,795)            (5,088)
                                                           ----------         ----------
Total income before taxes................................  $   56,105         $   51,550
                                                           ==========         ==========
Finance assets(3)
     Term loans and leases...............................  $2,403,420         $1,961,291
     Revolving credit....................................     925,085            748,584
     Specialty finance...................................     757,600            635,328
     Commercial real estate..............................      14,087             34,409
                                                           ----------         ----------
Total finance receivables................................  $4,100,192         $3,379,612
                                                           ==========         ==========

---------------

(1) Interest expense is allocated to each segment in proportion to its net investment in finance assets. Net investment in finance assets includes deferred income taxes, security deposits and other specifically identified liabilities. The interest allocated matches variable rate debt with variable rate finance assets and fixed rate debt with fixed rate finance assets.

(2) Indirect expenses are allocated to each segment based on the utilization of such resources, some allocations are based on the segments proportion of net investment in finance assets, headcount, numbers of transactions, computer resources and senior management time.

(3) Finance assets include finance receivables and equipment on operating leases, net of accumulated depreciation, but exclude repossessed assets and beneficial interests in securitized assets (classified as other assets in TFC's Consolidated Balance Sheet).

ITEM 14. CHANGES IN, AND DISAGREEMENTS WITH, ACCOUNTANTS AND FINANCIAL
DISCLOSURES

     Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

     The following documentation is filed with the Securities and Exchange Commission as part of this report:

     1. Management's Discussion and Analysis of Financial Condition and Results of Operations of Textron Financial Corporation

     2. Report of Independent Auditors -- Ernst & Young LLP

     3. The Consolidated Financial Statements of Textron Financial Corporation (audited)

     4. The Condensed Consolidated Financial Statements of Textron Financial Corporation for the six months ended June 30, 1999 and 1998 (unaudited)

EXHIBITS

     The following is an Index of Exhibits required by Item 601 of Regulation S-K filed with the Securities and Exchange Commission as part of this report.

      EXHIBIT NO.                                  DESCRIPTION
      -----------                                  -----------
           2.1             Asset Purchase Agreement dated August 27, 1999, among TFC, as buyer, and Green Tree Financial Servicing Corporation,
                           Green Tree Financial Loan Company, and Piper Financial
                           Services, Inc., as sellers.
           3.1             Restated Certificate of Incorporation of TFC, dated July 19,
                           1993
           3.2             By-Laws of TFC as of May 4, 1999
           4.1             Long-term debt instruments with principal amounts not
                           exceeding 10% of TFC's total consolidated assets are not
                           filed as exhibits to this Report. TFC will furnish a copy of those agreements to the SEC upon its request
          10.1             Support Agreement dated as of May 25, 1994, between TFC and
                           Textron
          10.2             Receivables Purchase Agreement between TFC and Textron dated as of January 1, 1986
          10.3             Tax Sharing Agreement between TFC and Textron dated as of
                           December 29, 1990
          12.1             Computation of Ratios of Earnings to Fixed Charges

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TEXTRON FINANCIAL CORPORATION

                                            BY: /s/ STEPHEN A. GILIOTTI

                                              ----------------------------------
                                              NAME: STEPHEN A. GILIOTTI
                                              TITLE:  CHAIRMAN, PRESIDENT AND
                                                       CHIEF EXECUTIVE OFFICER

Date: October 5, 1999

                                 EXHIBIT INDEX

      EXHIBIT NO.                                  DESCRIPTION
      -----------                                  -----------
           2.1             Asset Purchase Agreement dated August 27, 1999, among TFC, as buyer, and Green Tree Financial Servicing Corporation,
                           Green Tree Financial Loan Company, and Piper Financial
                           Services, Inc., as sellers.
           3.1             Restated Certificate of Incorporation of TFC, dated July 19,
                           1993
           3.2             By-Laws of TFC as of May 4, 1999
           4.1             Long-term debt instruments with principal amounts not
                           exceeding 10% of TFC's total consolidated assets are not
                           filed as exhibits to this Report. TFC will furnish a copy of those agreements to the SEC upon its request
          10.1             Support Agreement dated as of May 25, 1994, between TFC and
                           Textron
          10.2             Receivables Purchase Agreement between TFC and Textron dated as of January 1, 1986
          10.3             Tax Sharing Agreement between TFC and Textron dated as of
                           December 29, 1990
          12.1             Computation of Ratios of Earnings to Fixed Charges